                       FILED PURSUANT TO RULE 424(b)(3)

                           Registration No. 033-67854

PROSPECTUS

                                  $125,000,000

                              CMI INDUSTRIES, INC.

                   9 1/2% SENIOR SUBORDINATED NOTES DUE 2003

     In October 1993, CMI Industries, Inc. (together with its subsidiaries "CMI" or the "Company") issued $125 million aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2003 (the "Notes"). Interest on the Notes is payable semiannually on April 1 and October 1 of each year. The Notes are redeemable at the option of CMI, in whole or in part, at any time on or after October 1, 1998 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. Upon a Change of Control (as defined herein), (i) the Company will have the option to redeem the Notes, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest to the date of redemption, plus the Applicable Premium (as defined herein) and (ii) subject to certain conditions, the Company will be required to make an offer to purchase each holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase.

     The Notes are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. As of December 28, 1996, the aggregate outstanding principal amount of Senior Indebtedness was approximately $24.9 million. Additional Senior Indebtedness may be incurred by the Company from time to time, subject to certain restrictions contained in the indenture pursuant to which the Notes were issued. See "Description of the Notes."

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING AN INVESTMENT IN THE NOTES.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus is to be used by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") in connection with offers and sales related to market-making transaction in the over-the-counter market at negotiated prices related to prevailing market rates at the time of sale. Merrill Lynch may act as principal or agent in such transactions.

                 The date of this Prospectus is May 14, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted from the Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is made to the Registration Statement. Statements made in this Prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each such contract or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and other information filed by the Company may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports and other information regarding registrants such as the Company that file electronically with the Commission. The address of such site is http://www.sec.gov.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file periodic reports and other information with the Commission. Such obligation will be suspended if the Notes are not listed on a national securities exchange or quoted on NASDAQ and are held of record by less than 300 holders as of December 29, 1996 or the first day of any fiscal year thereafter. In accordance with the indenture pursuant to which the Notes were issued (the "Indenture"), the Company will, in any event, file with the Commission, to the extent permitted under the Exchange Act, the annual reports, quarterly reports and other documents required to be filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act regardless of whether the Company is subject to such Sections and will make such reports and documents available to the holders of the Notes within 15 days after it files them with the Commission or, if filing such reports and documents by the Company with the Commission is not permitted under the Exchange Act, within 15 days after it would otherwise have been required to file such reports and documents if permitted.

     The Company intends to furnish holders of the Notes with annual reports containing consolidated financial statements audited and reported upon with an opinion expressed by independent auditors and with quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to "CMI" or the "Company" shall refer to CMI Industries, Inc., a Delaware corporation, and its subsidiaries.

                                  THE COMPANY

     CMI Industries, Inc. and its subsidiaries (collectively "CMI" or the "Company") manufacture textile products that serve a variety of markets, including the home furnishings, woven apparel, elasticized knit apparel, furniture upholstery, transportation upholstery, consumer products and industrial/medical markets. The Company operates through two groups: the Greige Fabrics Division and the Finished Fabrics Division. The Company had net sales of $374.0 million in 1996. The Greige Fabrics Division accounted for 42% of 1996 net sales, and the Finished Fabrics Division accounted for 58% of 1996 net sales.

     The Greige Fabrics Division is one of the largest domestic manufacturers of light to midweight greige (unfinished) fabrics for sale to third parties. The division's product line includes printcloths, broadcloths, twills and other fabrics of 100% cotton and blends of polyester and combed or carded cotton, and synthetic yarns. The division sells its fabrics primarily to integrated manufacturers and converters for use in a wide variety of home furnishings, woven apparel and industrial products. The Greige Fabrics Division also targets selected niches in markets where value-added services can differentiate its fabrics from imported fabrics. In addition, this division works closely with certain manufacturers to customize fabrics, packaging and services to their specific requirements.

     The Finished Fabrics Division manufactures fabrics and products for sale to the furniture upholstery, transportation upholstery, consumer products and elasticized apparel markets. Furniture upholstery is supplied for use in residential applications, office and public seating and wall panels for open-plan office systems. Customers include contract and residential furniture manufacturers. Furniture upholstery is also sold through an extensive distributor network. Transportation upholstery is supplied for use in automobile and light truck seating and interior component applications to domestic automobile manufacturers and to Japanese manufacturers with domestic production facilities. Consumer products such as blankets, mattress pads and afghans are manufactured for sale to major retailers. The Finished Fabrics Division is a leading manufacturer of dyed and finished elasticized fabrics primarily for use in intimate apparel and foundation garments and also for use in stretch fabric activewear and industrial and medical products. The division's vertically integrated manufacturing operations produce woven and knit fabrics using a variety of spandex, polyester, rayon, nylon and cotton yarns. Various dyeing and finishing technologies are utilized which enable the division to finish and dye its fabrics to achieve consistent specifications and color matching for its products.

     The Company was formed in 1986 at the direction of Merrill Lynch Capital Partners, Inc. ("ML Capital Partners"), a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML & Co."), together with certain members of present or former management for the purpose of acquiring Clinton Mills, Inc., a South Carolina corporation, a predecessor in interest to the Greige Fabrics Division. Affiliates of ML Capital Partners and certain members of management of the Company who acquired shares of the Company's common stock (the "Common Stock") in 1986 and thereafter and their affiliates (the "Management Investors") currently own 58.8% and 40.9%, respectively, of the outstanding Common Stock.

                                   THE NOTES

Notes Offered..............  $125,000,000 principal amount of 9 1/2% Senior
                               Subordinated Notes due 2003 (the "Notes").

Maturity Date..............  October 1, 2003.

Interest Payment Dates.....  April 1 and October 1.

Mandatory Redemption.......  None; however, the Company must offer to purchase, subject to certain conditions, each holder's
                               Notes (i) at 101% of the principal amount thereof upon a Change of Control and (ii) at 100% of the principal amount thereof upon certain Asset Sales, up to the amount of the net proceeds from such sales. See "Description of
                               Notes -- Covenants."

Optional Redemption........  The Notes are redeemable at the option of the
                               Company, in whole or in part, at any time on or after October 1, 1998 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.

Change of Control..........  Upon a Change of Control, (i) the Company will have the option to redeem the Notes, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest to the date of redemption, plus the Applicable Premium and (ii) subject to certain conditions, the Company will be required to make an offer to purchase each holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase. Certain transactions with Permitted Holders (as defined herein) may not be deemed to be a Change of Control.

Ranking....................  The Notes are unsecured obligations of the Company subordinated to all existing and future Senior Indebtedness of the Company. As of December 28, 1996, the aggregate outstanding amount of Senior Indebtedness of the Company was approximately $24.9 million and no senior subordinated or subordinated indebtedness of the Company (other than the Notes) was outstanding.

Covenants..................  The Indenture contains certain covenants that, among other things, restrict the payment of dividends on and redemptions of capital stock of the Company, the making of certain investments by the Company and its Restricted Subsidiaries (as defined herein), the incurrence of additional indebtedness by the Company and its Restricted Subsidiaries, the incurrence of other senior subordinated indebtedness, the issuance of preferred stock by Restricted Subsidiaries, the incurrence of liens, the application of the proceeds of certain asset sales, transactions with affiliates, the incurrence of restrictions on the ability of Restricted Subsidiaries to pay dividends or other payments to the Company and the ability of the Company to engage in certain mergers or consolidations or to transfer all or substantially all of its assets to another person.

Market.....................  The Notes were sold to a limited number of investors. The Notes are included in the Fixed Income Pricing System data base maintained by the NASDAQ stock market and are traded over-the-counter. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), which makes a market in the Notes and is an affiliate of ML Capital Partners, has advised the Company that it intends to make a market in the Notes but there can be no assurance that Merrill Lynch will continue to do so.

                                  RISK FACTORS

     For a discussion of certain factors that should be considered in evaluating an investment in the Notes, see "Risk Factors."

                    THE REFINANCING AND RELATED TRANSACTIONS

     In October 1993, the Company consummated an underwritten public offering (the "Offering") of $125 million principal amount of 9 1/2% Senior Subordinated Notes due 2003 (the "Notes"). Immediately upon the issuance of the Notes, the Company's principal operating subsidiaries, Clinton Mills, Inc. (including its Elastic Fabrics of America Division) and Chatham Manufacturing, Inc., were merged with and into the Company (the "Subsidiary Mergers"). The effect of the Subsidiary Mergers was to convert the Company from a holding company to an operating company. Subsequently, in February and March 1997, the Company realigned two groups within the Finished Fabrics Division as separate operating companies, Chatham Fabrics LLC, a Delaware limited liability company, and Elastic Fabrics of America LLC, a Delaware limited liability company.

     The Company offered the Notes as part of an effort to improve its financial and operating flexibility. The net proceeds of the Offering, together with initial borrowings under a $70 million revolving credit facility from The First National Bank of Boston, which serves as the agent bank (the "Agent Bank"), NationsBank of North Carolina, N.A. and The Wachovia Bank of South Carolina and a $5.0 million uncommitted line of credit from The Wachovia Bank of South Carolina, were used to refinance $118.7 million of outstanding debt, comprised of $40.9 million in term loans and $46.7 million in revolving credit loans under then-existing loan agreements with the Company's subsidiaries (the "Subsidiary Loan Agreements"), and $31.1 million of 12% Senior Subordinated Debentures due 1999 issued by Clinton Mills, Inc. (the "Clinton Debentures"). In March 1996, the unsecured revolving credit facility was replaced with an $80.0 million secured revolving credit facility (the "Credit Agreement") with the same group of lenders and the Wachovia line of credit was renewed at $4.0 million (the "Wachovia Credit Facility" and, together with the Credit Agreement, constitute the "Bank Credit Facilities"). The Company and the lenders amended the Credit Agreement in February 1997 to reduce the borrowing limit to $65 million, to contemplate the realignment of the Company's assets into separate operating entities, which was completed during the second quarter of 1997, and to extend the maturity of the Credit Agreement by two years to January 2000.

                               THE RESTRUCTURING

     Effective December 1995, the Company approved a restructuring plan to improve operating performance, reduce costs and realign certain resources in order to better serve its customers (the "Restructuring"). In connection with the plan, the Company recorded a $12.9 million nonrecurring charge ($8.1 million after related income tax benefits) to operating expenses in the fourth quarter of 1995. The restructuring plan consisted of: (1) the closing of the Greige Fabrics Division's Lydia plant in Clinton, SC; (2) the consolidation of the Finished Fabrics Division's weaving operations in Elkin, NC from three buildings to two buildings; (3) the downsizing of the Company's corporate offices in Columbia, SC and relocation of certain resources back to the operating divisions; (4) the write-off and proposed sale of certain idle and impaired assets; and (5) other process improvement initiatives designed to reduce costs but which also required severance, retirement, or other nonrecurring charges in order to implement the facility closures and overhead reductions. In total, the Company estimates that over 700 manufacturing and administrative positions have been permanently eliminated. Although each of the restructuring initiatives had been completed by the end of 1996, certain assets are still being offered for sale.

                         SUMMARY FINANCIAL INFORMATION

     Unless otherwise indicated or the context otherwise requires, references in this Prospectus to years and quarters mean the Company's 52- or 53-week fiscal years ended on or about December 31 and related fiscal quarters. Fiscal years 1993, 1994, 1995 and 1996 contained 52 weeks and ended January 1, 1994,
December 31, 1994, December 30, 1995 and December 28, 1996, respectively. Fiscal year 1992 contained 53 weeks and ended January 2, 1993.

     The following table sets forth summary historical financial information for the Company for fiscal years 1992 through 1996, which has been derived from the audited financial statements of the Company for such periods. The information contained in the following table reflects the results of operations of acquired businesses from the respective dates of acquisition. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the related Notes thereto included elsewhere in this Prospectus.

                                                        FISCAL YEAR
                                    ----------------------------------------------------
                                      1992       1993       1994       1995       1996
                                    --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA
Net sales.........................  $352,338   $370,396   $390,067   $408,636   $374,044
Gross profit......................    55,538     51,472     46,624     40,711     28,156
Selling, general and
  administrative expenses.........    23,874     29,360     31,433     32,704     31,097
Restructuring and other
  nonrecurring charges(1).........        --         --         --     17,682         --
Operating income (loss)...........    31,664     22,112     15,191     (9,675)    (2,941)
Interest expense..................   (10,104)   (10,558)   (14,430)   (17,174)   (15,425)
Other income (expense)............      (103)      (419)     1,397      1,406      1,588
Income (loss) before income taxes
  and extraordinary items.........    21,457     11,135      2,158    (25,443)   (16,778)
                                    --------   --------   --------   --------   --------
Net income (loss).................  $ 13,103   $  4,653   $  1,369   $(15,943)  $(10,663)
                                    ========   ========   ========   ========   ========
Ratio of earnings to fixed
  charges(2)......................      3.04x      2.02x      1.15x     (0.48)x    (0.09)x
BALANCE SHEET DATA (AT END OF
  PERIOD)
Working capital...................  $ 64,412   $ 82,932   $ 94,139   $ 80,542   $112,623
Property, plant and equipment,
  net.............................   112,337    120,411    135,800    125,774    112,545
Total assets......................   230,462    249,575    281,949    257,108    233,534
Long-term debt, less current
  portion.........................   100,608    124,052    153,962    154,245    143,749
Stockholders' equity..............    55,749     60,402     61,771     42,508     31,845
OTHER DATA AND OTHER FINANCIAL
  RATIOS
EBITDA(3).........................  $ 48,366   $ 41,430   $ 36,790   $ 17,040   $ 21,293
Depreciation and
  amortization(4).................    16,630     19,773     20,294     22,670     22,637
Capital expenditures..............    22,857     25,179     28,390      8,850      9,288
Ratio of EBITDA to interest
  expense(5)......................      5.05x      4.18x      2.67x      1.03x      1.43x
Ratio of total debt (at end of
  period) to EBITDA...............      2.22x      3.07x      4.25x      9.10x      6.94x

---------------

(1) In 1995, includes $4,782 of executive severance charges recorded in the third quarter related to the retirement of Mr. G. T. Williams, the Company's former President and Chief Executive Officer, and $12,900 of charges recorded in the fourth quarter related to the Restructuring.
(2) For purposes of computing this ratio, earnings consist of income before income taxes, extraordinary item plus fixed charges. Fixed charges consist of interest expense on debt, amortization of deferred debt cost and debt discount cost and the estimated interest component of rent expense.
(3) Represents income before interest, income taxes, depreciation and amortization. The Company has included information concerning EBITDA as a measure of the Company's ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, operating income or cash flow as an indicator of the Company's operating performance. See the Statements of Cash Flows included in the Financial Statements.
(4) Excludes amortization of deferred debt cost and debt discount cost. Includes amortization of a $5.0 million noncompetition agreement obtained in an acquisition, which was amortized over a two year period from February 14, 1992 to February 14, 1994. Amortization expense includes approximately $2.2 million, $2.5 million, and $0.3 million for the years ended January 2, 1993, January 1, 1994, and December 31, 1994, respectively, with respect to this agreement.
(5) Interest expense excludes amortization of deferred debt cost and debt discount cost.

                                  RISK FACTORS

SUBSTANTIAL LEVERAGE

     The Company had total Indebtedness (as defined in the Indenture) of approximately $152.3 million on December 28, 1996. In addition, the Company had up to $42.4 million of additional borrowing capacity under the Bank Credit Facilities as of that date.

     The level of the Company's indebtedness could have important consequences to holders of the Notes including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) the Company's borrowings under the Bank Credit Facilities will be at floating rates of interest, which could result in higher interest expenses in the event of an increase in interest rates; (iv) such indebtedness contains and will contain financial and restrictive covenants which if violated may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company; and (v) the Company's high degree of leverage may make it more vulnerable to general economic downturns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBORDINATION OF THE NOTES TO SENIOR INDEBTEDNESS; ASSET ENCUMBRANCES

     The payment of principal of, premium, if any, and interest on, and any other amounts owing in respect of the Notes will be subordinated to the prior payment in full of all existing and future Senior Indebtedness of the Company, which includes indebtedness under the Bank Credit Facilities. Therefore, in the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company, the assets of the Company will be available to pay obligations in respect of the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. In addition, the Company may not pay the principal of, premium, if any, or interest on, and any other amounts owing in respect of, the Notes, or purchase, redeem or otherwise retire the Notes, if a default in payment exists with respect to Senior Indebtedness. Under certain circumstances, no payments may be made for a specified period with respect to the principal of, premium, if any, or interest on, and any other amounts owing in respect of, the Notes if a nonpayment default exists with respect to certain Senior Indebtedness, including indebtedness under the Bank Credit Facilities. See "Description of the Notes -- Subordination." The Company may incur up to $65.0 million in revolving indebtedness under the Credit Agreement and up to $4.0 million in indebtedness on an uncommitted basis under the Wachovia Credit Facility.

     The indebtedness under the Credit Agreement is secured by receivables, certain inventories and certain intangibles, and contains a negative covenant limiting the Company's right to grant security interests in its other assets. The Wachovia Credit Facility is unsecured. The Notes are not secured by any assets of the Company, and the Company has the right under the Indenture to grant security interests in substantially all of its assets to secure Senior Indebtedness. See "Description of Bank Credit Facilities" and "Description of the Notes."

IMPACT OF DOWNTURNS IN GENERAL ECONOMIC OR TEXTILE INDUSTRY CONDITIONS

     The Company and most of the United States textile industry are sensitive to changes in general economic conditions. Downturns in general economic conditions have led historically to periodic downturns in the Company's business. The Company's production or sales prices could in the future be negatively affected by several factors beyond the Company's control, including cyclical downturns in the general economy or in the textile industry, increased competition, increases in raw material prices and changes in consumer preferences.

In addition, the ability of the Company to maintain its margins during downturns in the general economy is affected by the significant fixed costs of its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

IMPACT OF COMPETITION AND REDUCTION IN IMPORT PROTECTION

     The domestic textile industry is highly competitive and the Company encounters direct competition from numerous domestic suppliers of fabric as well as from integrated textile manufacturers. In addition, foreign textile manufacturers are a significant competitive force in the market for commodity style greige woven fabrics and affect the Greige Fabrics Division's competitive environment. This division's fabrics are also used in apparel products which compete with imported garments. Under the import tariff and quota framework developed under the Arrangement Regarding International Trade in Textiles and commonly known as the Multifiber Arrangement (the "MFA"), most significant exporters of fabrics were subject to annual quotas. However, the MFA expired on December 31, 1994 and was replaced by The Uruguay Round Agreement (the "Uruguay Agreement") on textiles and clothing which contains a schedule for the gradual phase-out of quotas established pursuant to the MFA over a ten year transition period. After the transition period, textile and clothing trade will be fully integrated into the World Trade Organization and subject to the same restrictions as other sectors. The Uruguay Agreement contains a provision for reducing tariffs on textiles and clothing products imposed by the United States by approximately 12% overall, with the reductions phased in over a ten year period. The reduction in the import protection accorded domestic fabric and apparel manufacturers could adversely affect the Company. See
"Business -- Competition and International Trade Policy."

AVAILABILITY AND COST OF RAW MATERIALS

     The principal raw materials used in the Company's operations are cotton and man-made fibers and yarns. The price and availability of cotton are dependent upon the level of cotton production. Cotton production is subject to factors beyond the Company's control such as weather conditions and other forces of nature. Additionally, the supply of cotton could be reduced as a result of changes in federal agricultural policy. Similarly, the price and availability of man-made fibers and yarns, some of which may only be obtained from a limited number of suppliers, are influenced by demand, manufacturing capacity and costs, and petroleum prices. The cost to the Company of these raw materials may fluctuate significantly from time to time because of these factors and the Company cannot provide assurance that it will be able to pass through any increased costs to its customers. In such event, the Company's profitability could be adversely affected. See "Business -- Raw Materials."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes are not listed on any securities exchange and the Company does not intend to apply for listing of the Notes on any securities exchange; however, the Notes are included in the Fixed Income Pricing System data base maintained by the NASDAQ stock market and are traded over the counter. The Company has been advised by Merrill Lynch that it intends to continue making a market in the Notes, as it has done since the consummation of the Offering. However, Merrill Lynch is not obligated to do so and any market-making activities with respect to the Notes may be discontinued at any time without notice. If Merrill Lynch conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales of the Notes because it is an affiliate of the Company. See "Ownership of the Company." For so long as a market-making prospectus is required to be delivered, the ability of Merrill Lynch to make a market in the Notes may, in part, be dependent on the ability of the Company to maintain a current market-making prospectus. Although the Company has agreed with Merrill Lynch to maintain a current market-making prospectus for so long as such a prospectus is required to be delivered, there can be no assurance that the Company will at all times be able to maintain such a prospectus, and its doing so will not obligate Merrill Lynch to make a market in the Notes. Accordingly, there can be no assurance as to the liquidity of the trading market for the Notes or that an active public market for the Notes will continue to exist. If an active public market does not continue to exist, the market price and liquidity of the Notes may be adversely affected.

ABILITY OF AFFILIATES OF ML CAPITAL PARTNERS TO CONTROL THE COMPANY

     Certain affiliates of ML Capital Partners control 58.8% of the voting power of the Company. See "Ownership of the Company." Accordingly, in the event such affiliates of ML Capital Partners vote in concert in connection with matters submitted to a stockholder vote, such as the election of the Company's Board of Directors, they will be able to determine the outcome of such matters and control the direction and future operations of the Company subject to the right of management affiliated stockholders to approve certain transactions under the supermajority voting requirements of a stockholders agreement. See "Ownership of the Company -- Restated Stockholders Agreement."

                                  THE COMPANY

     The Company is a diversified manufacturer of textile products serving a variety of markets including the home furnishings, woven apparel, elasticized knit apparel, furniture upholstery, transportation upholstery, consumer products and industrial/medical markets. The Company operates through two groups: the Greige Fabrics Division, which is one of the largest domestic manufacturers of light to midweight greige (unfinished) fabrics for sale to third parties; and the Finished Fabrics Division, which is a leading manufacturer of dyed and finished elasticized knit fabrics, and a manufacturer of fabrics and products for sale to the furniture upholstery, transportation upholstery and consumer products markets. The Company had net sales of $374.0 million in 1996. The Greige Fabrics Division and the Finished Fabrics Division accounted for approximately 42% and 58%, respectively, of the Company's 1996 net sales.

     The Company is the successor to businesses founded in the late 1800's. The Greige Fabric Division's business was founded in 1896 and was controlled by descendants of the founder until 1984 when it was acquired, together with the former Elastic Fabrics of America Division, by Clinton Mills, Inc., a South Carolina corporation ("Old Clinton"). The Company was formed in 1986 as CMI Holdings, Inc. at the direction of ML Capital Partners, a wholly owned subsidiary of ML & Co., together with certain present or former members of management of the Company for the purpose of acquiring Old Clinton in December 1986 (the "1986 Acquisition").

     In February 1992, the Company acquired a minority common stock interest in Chatham Manufacturing, Inc. ("Chatham"), which was organized by the Company and certain affiliates of ML Capital Partners who were not then stockholders of the Company, to acquire the assets of Chatham Manufacturing Company ("Old Chatham") and assets of another business affiliated with Old Chatham. Chatham acquired the assets of Old Chatham in February 1992 for total consideration of approximately $54.5 million, including the assumption of certain liabilities, and, pursuant to an exchange arrangement entered into at that time, became a wholly owned subsidiary of the Company in December of that year. In the Subsidiary Mergers, the Clinton Mills subsidiary, including its Elastic Fabrics of America Division, and the Chatham subsidiary, each became a division of the Company.
See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financing Agreements" and "Ownership of the Company."

     On May 9, 1994, the Company acquired certain assets of the Clarkesville Mill division of United Merchants and Manufacturers, Inc., consisting primarily of inventory and fixed assets, for a purchase price of approximately $12 million. The acquired assets consist principally of a manufacturing facility located in Clarkesville, Georgia, which produces lightweight woven greige fabrics primarily from man-made yarn. The acquired facility is part of the Company's Greige Fabrics Division and currently manufactures fabrics for use in the home furnishings, fashion apparel and, to a lesser extent, industrial markets.

     On January 3, 1995, the Company completed its acquisition of substantially all of the assets of United Elastic Corporation for a purchase price of approximately $20.4 million plus the assumption of certain liabilities. The acquired operations consist of a principal manufacturing facility located in Stuart, Virginia, which produces narrow elasticized woven fabrics and products for sale to the intimate apparel, swimwear and medical markets, and two smaller manufacturing facilities located in South Carolina and Mississippi, which the Company has sold.

     In February and March 1997, the Company realigned two groups within the Finished Fabrics Division as separate operating companies. Chatham Fabrics, LLC, a Delaware limited liability company ("New Chatham"), is comprised of certain operating assets of the former Chatham subsidiary. Elastic Fabrics of America LLC, a Delaware limited liability company ("EFA"), is comprised of the operating assets of the former Elastic Fabrics of America Division and the Stuart, Virginia facility.

     ML Capital Partners' affiliates and certain members of management of the Company who acquired shares of Common Stock in the 1986 Acquisition and thereafter and their affiliates (the "Management Investors") currently own 58.8% and 40.9%, respectively, of the Company's outstanding Common Stock. See "Ownership of the Company."

     The Company, a Delaware corporation, maintains its principal executive offices at 1301 Gervais Street, Suite 700, Columbia, South Carolina, 29201, and its telephone number is (803) 771-4434.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes were $120.0 million (after deducting underwriting and other discounts and expenses of the Offering). The Company used such net proceeds to redeem all of the outstanding Clinton Debentures at an aggregate price of approximately $32.4 million (including a redemption premium of $1.2 million), plus accrued and unpaid interest thereon. The remaining net proceeds, together with initial borrowings under the revolving credit facility, were used to repay all of the Company's indebtedness under the Subsidiary Loan Agreements, which was comprised of $40.9 million in term loans and $46.7 million in revolving credit loans.

                                 CAPITALIZATION

     The following table presents the capitalization of the Company at December 28, 1996. The table should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                           DECEMBER 28,
                                                                              1996
                                                                           ------------
                                                                      (DOLLARS IN THOUSANDS)
Short-term debt:(1)
  Current portion of long-term debt....................................      $  4,000
                                                                             ========
Long-term debt, excluding current portion:(1)
  Bank Credit Facilities(2)............................................      $ 19,408
  Notes, net of unamortized discount(3)................................       124,341
                                                                             --------
          Total long-term debt.........................................      $143,749
                                                                             --------
Stockholders' equity:
  Common stock, par value $1.00 per share..............................         1,690
  Additional paid-in capital...........................................        11,350
  Retained earnings....................................................        18,805
                                                                             --------
          Total stockholders' equity...................................        31,845
                                                                             --------
          Total capitalization.........................................      $179,594
                                                                             ========

---------------

(1) See Note 3 to the Company's audited financial statements at December 28, 1996 for additional information with respect to debt outstanding under the Bank Credit Facilities.
(2) Excludes standby letters of credit of $1.25 million and accrued interest of $0.18 million at December 28, 1996.
(3) Excludes accrued interest of $2.97 million at December 28, 1996.

                           SELECTED FINANCIAL DATA

     The following table sets forth selected historical financial information for the Company for fiscal years 1992 through 1996, which has been derived from the audited financial statements of the Company for such periods. The information contained in the following table reflects the results of operations of Chatham from February 14, 1992, the Clarkesville plant from May 9, 1994, and the former United Elastic Corporation operations from January 3, 1995, the respective dates of acquisition. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements of the Company, together with the related notes and independent accountant's report. The Company's consolidated balance sheet as of December 30, 1995, and December 28, 1996, and financial statements for each of the fiscal years in the three-year period ended December 28, 1996, and the independent accountant's report thereon, are included elsewhere in this Prospectus. See "Index to Financial Statements."


                                                                    FISCAL YEAR
                                                  ---------------------------------------------------
                                                   1992(1)     1993      1994       1995       1996
                                                  ---------  --------  --------  ---------  ---------
STATEMENT OF INCOME DATA                                     (Dollars in thousands)
Net sales                                          $352,338  $370,396  $390,067   $408,636   $374,044
Depreciation                                         14,160    17,226    19,879     22,660     21,968
Other cost of sales                                 282,640   301,698   323,564    345,265    323,920
                                                   --------  --------  --------   --------   --------
  Gross profit                                       55,538    51,472    46,624     40,711     28,156
Selling, general and administrative expense          23,874    29,360    31,433     32,704     31,097
Restructuring and other nonrecurring charges (2)        --         --        --     17,682         --
                                                   --------  --------  --------   --------   --------
  Operating income (loss)                            31,664    22,112    15,191     (9,675)    (2,941)
Other income (expense)
  Interest expense                                  (10,104)  (10,558)  (14,430)   (17,174)   (15,425)
  Other income (expense), net                          (103)     (419)    1,397      1,406      1,588
                                                   --------  --------  --------   --------   --------
  Total other income (expense)                      (10,207)  (10,977)  (13,033)   (15,768)   (13,837)
                                                   --------  --------  --------   --------   --------
  Income (loss) before income taxes and
        extraordinary items                          21,457    11,135     2,158    (25,443)   (16,778)
Income taxes (benefit)                                8,354     4,343       789     (9,500)    (6,115)
                                                   --------  --------  --------   --------   --------
  Income (loss) before extraordinary items           13,103     6,792     1,369    (15,943)   (10,663)
Extraordinary item-loss on refinancing
 senior subordinated debentures, net of
 tax benefit of $1,368                                   --     2,139        --         --         --
                                                   --------  --------  --------   --------   --------
   Net income (loss)                                $13,103    $4,653    $1,369   $(15,943)  $(10,663)
                                                   ========  ========  ========   ========   ========
Ratio of earnings to fixed charges (3)                 3.04x     2.02x     1.15x     (0.48)x    (0.09)x

BALANCE SHEET DATA (AT END OF YEAR)
Current assets                                     $111,078  $122,300  $137,582   $123,281   $112,623
Property, plant and equipment, net                  112,337   120,411   135,800    125,774    112,545
Other assets                                          7,047     6,864     8,567      8,053      8,366
Total assets                                        230,462   249,575   281,949    257,108    233,534
Current liabilities                                  46,666    39,377    43,443     42,739     44,117
Long-term debt, less current portion                100,608   124,052   153,962    154,245    143,749
Other liabilities and deferred items                 27,439    25,744    22,773     17,616     13,823
Stockholders' equity                                 55,749    60,402    61,771     42,508     31,845

                                                                FISCAL YEAR
                                                -------------------------------------------
                                                1992(1)     1993     1994     1995     1996
                                                -------  -------  -------  -------  -------
OTHER DATA AND OTHER FINANCIAL RATIOS
EBITDA (4)                                      $48,366  $41,430  $36,790  $14,361  $21,293
Depreciation and amortization (5)                16,630   19,773   20,294   22,670   22,637
Capital expenditures                             22,857   25,179   28,390    8,850    9,288
Ratio of EBITDA to interest expense (6)            5.05x    4.18x    2.67x    1.03x    1.43x
Ratio of total debt (at end of year) to EBITDA     2.22x    3.07x    4.25x   10.80x    6.94x

________________________

(1) Financial information for fiscal 1992 excluding the operations of Chatham, which were acquired in February 1992 as described herein, would have been as follows: net sales of $238.7 million; gross profit of $38.0 million; operating income of $25.2 million; EBITDA of $39.0 million; and a ratio of EBITDA to interest expense of 5.64x.

(2) In 1995, represents $4,782 of executive severance charges recorded in the third quarter related to the retirement of Mr. G. T. Williams, the Company's former President and Chief Executive Officer and $12,900 of charges recorded in the fourth quarter related to the Restructuring.

(3) For purposes of computing this ratio, earnings consist of income before income taxes and extraordinary items, plus fixed charges. Fixed charges consist of interest expense on debt, amortization of deferred debt cost and debt discount cost and the estimated interest component of rent expense.

(4) Represents income before interest, income taxes, extraordinary items, depreciation and amortization. The Company has included information concerning EBITDA as a measure of the Company's ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, operating income or cash flow as an indicator of the Company's operating performance. See the Statements of Cash Flows included in the Financial Statements.

(5) Excludes amortization of deferred debt cost and debt discount cost. Includes amortization of a $5.0 million noncompetition agreement obtained in the Chatham acquisition, which was amortized over a two-year period from February 14, 1992 to February 14, 1994. Amortization expense includes approximately $2.2 million, $2.5 million and $0.3 million for the years ended January 2, 1993, January 1, 1994 and December 31, 1994, respectively, with respect to this agreement.

(6) Interest expense excludes amortization of deferred debt cost and debt discount cost.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

OVERVIEW

     A number of factors influence the textile industry and operating results for the Company including general economic conditions, competition, raw material prices and capital expenditures, some of which are not within the Company's control. The following factors have had an impact on the Company's operating results over the past several years.

          General Economic Conditions. The Company's past operating results have been affected by the general condition of the United States economy. The ability of the Company to maintain its operating margins during downturns in the general economy is limited by the capital intensive nature of its business. In 1992, the Company (excluding the results of operations for Chatham, which was acquired in February 1992) experienced increases in both sales and operating income, which the Company attributes in part to the perception then held by the Company's customers that general economic conditions were improving and, to a lesser extent, to the Company's modernization program. Operating margins were down in 1993, 1994, 1995 and even further in 1996 due primarily to deteriorating market conditions for fabrics manufactured by the Greige Fabrics Division. In 1995 the textile industry in general was impacted by poor retail sales, overcapacity and unprecedented raw material costs. Because inventory increases and excess capacity issues were more extreme in the lightweight greige fabrics markets, the impact of market-wide price erosion, plant shutdowns and significant capacity curtailments was more severe and more prolonged in these markets. The Company was not immune to these general conditions, and their impact prompted the Company to curtail its operating schedule at all plant locations in 1995 and 1996 and decrease capacity by the closure of the Greige Fabrics Division's Lydia plant and the realignment of the Finished Fabrics Division's weaving operations at the Elkin plant.

          Modernization and Capital Expenditures. An important element of the Company's business strategy is the continuing modernization of its facilities, which has resulted in a reduction in cash unit manufacturing costs and an increase in production capacity and flexibility. Increased depreciation costs resulting from the Company's modernization programs reduce the Company's operating income. Although the Company believes that continued modernization of its facilities is essential in order to realize the earnings potential of its existing businesses and to compete effectively in its markets, the Company has not been able to benefit from all these expenditures because of the weak market conditions and an oversupply of certain fabrics. Consequently, the Company has not fully utilized certain investments over the last two years, which has negatively impacted results of operations.

          Acquisitions. The acquisition of the assets of Old Chatham (the Elkin and Boonville plants) in February 1992 has allowed the Company to achieve greater market diversification and reduce its overall reliance upon sales of greige fabrics.

     In addition to increased market diversification, the acquisition provided the Company with access to markets that are more difficult to enter than the markets of the Company's other businesses. Unfortunately, in 1993 and 1994, the Company experienced significant operating disruptions and quality problems at the Elkin facility, which negatively impacted operating margins. The Company attempted to address these issues through management changes and the reorganization of its divisional structure in 1994. Operating margins at Elkin in 1995 remained substantially below those of the Company's other businesses as the division worked to improve its product mix, complete the development of its information systems and correct certain quality and manufacturing inefficiencies that negatively impacted both the Elkin facility and its customers during this time period. In 1996, operating margins improved significantly in response to the business improvement initiatives and strategic investments in new equipment at Elkin. The Company intends to continue to invest in new equipment at its Elkin facility, and believes that current performance trends in quality, on-time delivery and product development are more consistent with fully realizing the earnings potential at the Elkin facility.

          The acquisition of the Clarkesville plant in 1994 and the acquisition of the former United Elastic Corporation operations in 1995 have allowed the Company to diversify further its product offerings and provide its existing customer base more value added products and service. To date, these acquisitions have been positive and have added incremental sales with margins equal to, or above, those of the Company's other businesses.

     The Company believes that initiatives in 1995 and 1996 to reduce inventories and to permanently shut down capacity in both its Greige Fabrics Division and Finished Fabrics Division have helped correct the level of supply relative to market demand. Additionally, the Company's ability to downsize its corporate offices, coupled with improvements at the Elkin facility, the elimination of inefficient capacity and other expense reduction initiatives should help position the Company to respond quickly and cost effectively when market conditions do improve.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentages that certain income and expense items bear to sales for such periods. All years refer to the Company's fiscal years.


                                                          FISCAL YEAR
                                                     ----------------------
                                                      1994    1995    1996
                                                     ------  ------  ------
    Net sales .....................................   100.0%  100.0%  100.0%
    Depreciation ..................................     5.1     5.5     5.8
    Other cost of sales ...........................    82.9    84.5    86.6
                                                      -----   -----   -----
    Gross profit ..................................    12.0    10.0     7.6
    Selling, general and administrative expenses ..     8.1     8.0     8.3
    Restructuring and other nonrecurring charges         --     4.3      --
                                                      -----   -----   -----
    Operating income (loss) .......................     3.9    (2.3)   (0.7)
    Other income (expense)
     Interest expense .............................    (3.7)   (4.2)   (4.1)
     Other, net ...................................     0.4     0.3     0.4
                                                      -----   -----   -----
    Income (loss) before income taxes .............     0.6    (6.2)   (4.5)
    Income taxes (benefit) ........................     0.2    (2.3)   (1.6)
                                                      -----   -----   -----
    Net income (loss) .............................     0.4%   (3.9)%  (2.9)%
                                                      =====   =====   =====

     Fiscal Year 1996 Compared to Fiscal Year 1995

     The Company's net sales decreased $34.6 million or 8.5% from $408.6 million in 1995 to $374.0 million in 1996. Sales of the Greige Fabrics Division decreased $26.1 million or 14.3% while sales of the Finished Fabrics Division decreased $8.5 million or 3.7%. The reduction in sales for the Greige Fabrics Division may be attributed to the weak market conditions for lightweight greige printcloth fabrics and the related permanent closing of the Lydia Plant in May. Consequently, sales for these fabrics in 1996 reflected a 8.4% reduction in average selling prices and a volume decline of 8.6%. The sales decrease for the Finished Fabrics Division may be attributed to weak market demand for the Company's woven elasticized fabrics and the Company's decision to limit shipments to a significant elasticized fabric customer because of credit concerns relating to the customer. Additionally, the Finished Fabrics Division continued to experience declining sales in its consumer products business.

     In conjunction with the Company's lower sales, gross profit decreased $12.6 million or 31.0% from $40.7 million to $28.1 million, as the gross margin declined from 10.0% to 7.6%. The decline in gross profits may be directly attributed to the weak market conditions for lightweight greige fabrics. This resulted in reduced volumes, lower selling prices and the Company's decision to curtail its operating schedule at certain locations during the first half of 1996 and incur unabsorbed fixed overhead costs in order to decrease inventories and production to levels more consistent with market demand. Although 1996 earnings for the Finished Fabrics Division were improved over 1995 levels, they only partially offset the significant reduction in the Greige Fabrics Division's gross profits and margins.

     Selling, general and administrative expenses decreased $1.6 million or 4.9% from $32.7 million in 1995 to $31.1 million in 1996; however as a percentage of sales, expenses were up 0.3% from 8.0% to 8.3%. The reduction in selling, general and administrative expenses relate to the Company's downsizing of its Corporate offices. As a percentage of sales, costs were higher because of an increase in the mix of commission based sales.

     Interest expense decreased $1.7 million or 10.2% from $17.2 million in 1995 to $15.4 million in 1996. This decrease is due to lower debt balances in 1996 and may be attributed to the Company's reduced capital spending and inventory reduction initiatives.

     Income taxes (benefit) as a percent of income (loss) before taxes remained unchanged at 37%.

     As a result of the foregoing factors and the absence of any restructuring or other nonrecurring charges in 1996, the Company reported a net loss of $10.7 million in 1996 as compared to a net loss of $15.9 million in 1995.

     Fiscal Year 1995 Compared to Fiscal Year 1994

     The Company's net sales increased $18.5 million, or 4.7% from $390.1 million in 1994 to $408.6 million in 1995. Sales of the Greige Fabrics Division increased $6.6 million, or 3.7% while sales of the Finished Fabrics Division increased $11.9 million or 5.6%. The sales increase for the Greige Fabrics Division may be attributed to the Clarkesville, Georgia facility which reported a full year's sales in 1995 and only eight months of sales in 1994. Without the inclusion of Clarkesville sales, the Greige Fabrics Division's sales would have decreased $2.3 million or 1.4%. This decline was the result of a 7.6% increase in average selling prices on a volume decline of 8.6%. The sales increase for the Finished Fabrics Division may be attributed to sales from the United Elastic business which was acquired on January 3, 1995.
Without the inclusion of United's sales for 1995, the Finished Fabrics Division's sales would have declined $29.1 million or 13.6%. The sales decrease relates to poor service issues in 1993 and 1994 at the Company's Elkin facility, which negatively impacted customer demand in 1995 for furniture and transportation upholstery fabrics. Additionally, the Finished Fabrics Division was impacted by a reduction in automobile production by the Company's transportation upholstery customers. Sales of consumer products were also down in 1995 as market demand for woven cotton afghans declined after three years of significant growth.

     Despite the increase in the Company's sales, gross profit decreased $5.9 million or 12.7%, from $46.6 million to $40.7 million, as the gross margin declined from 12.0% to 10.0%. Gross margins in 1994 reflected a nonrecurring gain of $6.9 million relating to the curtailment of the Company's pension plans, which was reflected as a reduction in cost of sales in 1994. Gross margins in 1995 reflect the inclusion of $4.9 million of gross profits from the United Elastic business purchased in January 1995 and incremental earnings associated with reporting a full year of sales from Clarkesville. Excluding the nonrecurring curtailment gain reported in 1994 and the incremental impact of the United Elastic and Clarkesville acquisitions on profitability, gross profits for the Company would have declined $5.7 million or 14.8% in 1995 as compared to 1994, and gross margins would have declined from 10.1% to 9.4%. The decline in gross profits may be attributed to unprecedented price levels for cotton, polyester and certain other raw materials, coupled with the Company's decision to significantly curtail its operating schedule at all locations in the fourth quarter and incur unabsorbed fixed overhead costs in order to decrease inventories and production to levels more consistent with market demand.

     Selling, general and administrative expenses increased $1.3 million or 4.1%, from $31.4 million in 1994 to $32.7 million in 1995; however as a percentage of sales, expenses were down 0.1% from 8.1% to 8.0%. The increase was the result of incremental expenses associated with the acquired United Elastic business.

     Restructuring and nonrecurring charges include $4.8 million of executive severance charges recorded in the third quarter of 1995 related to the retirement of Mr. G. T. Williams, the Company's former President and Chief Executive Officer. The remaining $12.9 million of restructuring and nonrecurring charges relate to the Company's restructuring plan to improve operating performance, reduce costs and realign manufacturing assets. Included in those charges are incremental cash expenses of $5.0 million related to severance, employee benefits and plant closure costs and $7.9 million of noncash expenses related to the write-off of fixed assets and inventories.

     Interest expense increased $2.7 million or 19.0% from $14.4 million in 1994 to $17.1 million in 1995. This increase reflects the impact of a rising interest rate environment in 1995 and higher debt balances related to the Company's capital spending, including the Clarkesville plant and United Elastic acquisitions. Included in the $2.7 million increase in interest expense are the Company's costs under an interest rate swap agreement which terminated on July 19, 1996. Under this agreement, the Company converted $50 million of fixed rate indebtedness to floating rate indebtedness and incurred additional interest costs of $0.9 million in 1995. In 1994, the Company earned $0.1 million under the swap agreement. Other income, net of other expenses, remained unchanged at $1.4 million.

     Income taxes (benefit) as a percent of income (loss) before taxes remained unchanged at 37%.

     As a result of the foregoing factors, the Company reported a net loss of $15.9 million in 1995 as compared to net income of $1.4 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     In 1996, net cash provided by operations decreased $12.0 million from $30.8 million in 1995 to $18.8 million in 1996, primarily as a result of lower working capital reductions in 1996 as compared to the prior year.

     Net cash used in investing activities decreased $19.6 million from $28.9 million in 1995 to $9.3 million in 1996. The reduction in 1996 investments relates to the prior year acquisition of the former United Elastic Corporation operations on January 3, 1995 for approximately $20.1 million.

     Net cash used in financing activities increased $2.7 million from 1995 to 1996. The decline in investment activities noted above coupled with continued cash flow from operations enabled the Company to repay $7.4 million on the revolving credit facilities in 1996.

     Working capital (excluding cash, marketable securities and the current portion of long-term debt) decreased $10.9 million from $81.2 million at December 30, 1995 to $70.3 million at December 28, 1996. The decrease in working capital resulted from reductions in inventories and receivables.

     The Company's primary ongoing cash requirements will be to cover debt service, facilitate capital expenditures and position the Company to respond to better business conditions. The Company currently intends to make capital expenditures of approximately $20.0 million during 1997, of which a portion may be financed with operating lease facilities. The Company believes that cash flow from operations and amounts available under the Credit Agreement and the Wachovia Credit Facility will be sufficient to fund current operations, meet its debt service requirements and fund capital expenditures. See "Description of Bank Credit Facilities."

INFLATION

     The Company does not believe that its financial results have been materially impacted by the effects of inflation.

SEASONALITY

     The Company experiences some seasonality in its sales at the Elkin location. The Company estimates that this seasonality may increase sales in the second half of each year by approximately 5 to 10 percent.

ENVIRONMENTAL

     Federal and state laws and regulations relating to the discharge of materials into the environment are continually changing; therefore it is difficult to gauge the total future impact of such regulations on the Company. In connection with the acquisition of the Elkin facility, environmental site evaluations were performed by the Company which concluded that some form of ground-water and soil remediation will be required and that some asbestos abatement may be required at the Elkin facility. The Company believes that sufficient amounts are accrued as of December 28, 1996 for the cost of these expenditures. In the future, the Company may also construct facilities to control flyash disposal and runoff from a coal pile at the Elkin facility. The Company may also have remediation obligations with respect to contamination at an off-site treatment facility and a previously removed leaking underground storage tank. See "Business -- Regulation." The Company believes that based on all currently available information, the resolution of environmental matters will not have a material adverse effect on the Company. However, future events, such as changes in or modified interpretations of existing laws and regulations or enforcement policies, or further investigation or evaluation of potential health hazards of certain business activities, may give rise to additional compliance and other costs that could have a material adverse effect on the Company. See Notes 7 and 8 to the Financial Statements included elsewhere in this Prospectus.

                                    BUSINESS

     The Company is a diversified manufacturer of textile products serving a variety of markets, including the home furnishings, woven apparel, elasticized knit apparel, furniture upholstery, transportation upholstery, consumer products and industrial/medical markets. The Company conducts its operations through its Greige Fabrics and Finished Fabrics Divisions.

SALES SUMMARY

     The following table presents, for the last three fiscal years, the dollar sales and the percentages of the Company's sales contributed by each division.


                                          SALES BY DIVISION
                              ---------------------------------------------
                                          (Dollars in thousands)
                                   1994            1995           1996
                              --------------  --------------  --------------
Greige Fabrics Division       $176,321   45%  $182,923   45%  $156,793   42%
Finished Fabrics Division      213,746   55%   225,713   55%   217,251   58%
                              --------  ----  --------  ----  --------  ----
       Total                  $390,067  100%  $408,636  100%  $374,044  100%
                              ========  ====  ========  ====  ========  ====

     The following table presents, for the last five fiscal years, the percentages of the Company's sales to the home furnishings, woven apparel, elasticized fabric, furniture upholstery, transportation upholstery, consumer products and industrial/medical/other markets, as estimated by the Company.


                                            PERCENTAGE OF DOLLAR SALES
                                      --------------------------------------
                                       1992    1993    1994    1995    1996
                                      ------  ------  ------  ------  ------
    Home furnishings market            29%     25%     28%     28%     28%
    Woven apparel market               19%     18%     15%     11%     11%
    Furniture upholstery market        17%     19%     18%     14%     15%
    Elasticized fabric market          14%     15%     16%     25%     24%
    Transportation upholstery market    7%     10%     11%      8%     11%
    Consumer products market            7%      8%      9%      8%      7%
    Industrial/medical/other markets    7%      5%      3%      6%      4%
                                      ---     ---     ---     ---     ---
          Total                       100%    100%    100%    100%    100%
                                      ===     ===     ===     ===     ===

GREIGE FABRICS DIVISION

     Products. The Greige Fabrics Division manufactures light to midweight greige (unfinished) fabrics, including printcloths, broadcloths, twills, crepes and other fabrics of 100% cotton and blends of polyester and combed or carded cotton, and 100% synthetic yarns. None of the division's customers accounts for more than 10% of Company sales. The division can manufacture fabric in a broad range of styles, which are determined by the fibers used, the number and size of the yarns and the width of the fabric, but concentrates on a limited number of styles and blends. The division currently produces fabric in widths ranging from 43 to 135 inches and typically produces between 60 and 100 styles at any one time. The division's production flexibility enables it to be a cost effective manufacturer of traditional fabric styles available from a large number of domestic and foreign producers and gives it the ability to respond to changes in demand in its markets. The division works closely with major integrated manufacturers to satisfy their specific requirements.

     The fabrics sold by the Greige Fabrics Division are ultimately made into a variety of home furnishings, woven apparel and industrial products. In the home furnishings market, fabrics are used in comforters, bedspreads, sheets and coordinating accessories, as well as curtains and other home furnishing products. In the woven apparel markets, fabrics are used in a wide range of items, including women's apparel, men's boxer shorts, trousers, and uniforms and similar career apparel. Combed blends and 100% cotton fabrics are also used in bolts of finished cloth sold at retail for home sewing and crafts. The principal industrial uses for the division's fabrics are medical and athletic tapes.

     Manufacturing and Capacity. The Greige Fabrics Division's manufacture of woven fabrics involves two principal operations: spinning cotton and blends of cotton and polyester into yarn, and weaving yarn into fabric.

          Spinning. The division either spins or purchases the yarn it uses to produce woven fabrics. Two types of spinning equipment are used: air-jet spinning equipment, which combines spinning and winding into one process, and traditional ring spinning equipment. Approximately 26% of the division's current spinning capacity is air-jet spinning.

          Weaving.  The division employs only shuttleless weaving machines.
     The division's shuttleless machines are more versatile than shuttle weaving machines and are capable of weaving multiple fabrics of different widths simultaneously on the same machine, with some machines capable of producing fabrics as wide as 147 inches. The shuttleless machines require a lower labor complement and weave fabric at higher speeds and with higher quality levels than shuttle machines. The flexibility of the shuttleless machines permits production to be shifted among fabric widths to meet changing market requirements and demand levels.

     The division currently operates six manufacturing plants. All of its plants are equipped with projectile and air-jet shuttleless machines and supporting equipment including carding, spinning and yarn preparation equipment. The division plans to make further capital expenditures of $8 million during fiscal 1997. These expenditures will include additional air-jet spinning equipment. Capital expenditures have been designed to expand production capabilities, reduce production costs and increase quality.

     All of the division's six plants are currently operating on a 24-hour, seven-day week. As in the past, if market conditions soften, the Company has the ability to curtail these operating schedules.

     Marketing and Sales. The Greige Fabrics Division's fabrics are sold primarily through the Company's New York sales office. Fabrics are sold to integrated manufacturers and converters for use in various home furnishings products, woven apparel and a variety of industrial applications. Fabrics are typically manufactured to order. The division's sales are generally not seasonal.


FINISHED FABRICS DIVISION

     Products. The Finished Fabrics Division manufactures a variety of dyed and finished fabrics for use in diverse markets.

          Elasticized Fabrics. The division manufactures a variety of dyed and finished elasticized knit and woven fabrics for use in intimate apparel and foundation garments. It also has a significant presence in the stretch fabric activewear market, including swimwear fabrics, and produces fabrics for use in industrial and medical products. The vertically integrated manufacturing operations produce warp knit, circular knit and woven fabrics using a variety of spandex, polyester, rayon, nylon, cotton and blends of cotton yarns. The division dyes and finishes the majority of its elasticized fabrics as well as lace products manufactured by others.

          Furniture Upholstery. The division produces furniture upholstery for residential applications, office and public seating as well as wall panels for open office systems. The division's customers include contract and residential furniture manufacturers. Furniture upholstery is also sold
     through an extensive distributor network.   Furniture upholstery fabrics
     are offered in both wool and a broad range of manmade fibers and in a variety of constructions, from jacquard and dobby wovens to knitted and tufted piles. These various fabric constructions primarily utilize internally produced woolen spun, filament and novelty type yarns. A wide variety of dyeing methods, including raw stock, yarn and piece dyeing, are used.

          Transportation Upholstery. The division supplies upholstery fabrics for automobile and light truck seating and interior component applications as well as for a variety of other transportation uses such as heavy truck interiors, van conversions and after-market uses. Primary automotive customers include domestic automobile manufacturers and Japanese automobile manufacturers with United States manufacturing facilities. To a limited extent, the division also exports its automotive fabrics to Japan for overseas production. The Company has developed a strategic alliance with Tatsumura Textile Company, Ltd., a leading supplier of automotive fabrics to Toyota, Mazda and Mitsubishi, to help to increase its business with the Japanese automakers. A wide variety of upholstery fabrics are produced for the transportation market primarily from spun and filament polyester. For the transportation upholstery market, the division supplies flat and jacquard wovens, jacquard and dobby woven velours, jacquard circular knits and double needle bar knits, and employs stock, yarn, and piece dyeing technologies.

          Consumer Products. The division produces blankets, mattress pads, electric mattress pads, fringed throws, cotton jacquard afghans and infant bedding for sale to the retail, institutional and health care markets. Its consumer products are manufactured through either a loom woven process or a non-woven Fiberwoven(R) process. Market placements have been made in Mexico, Canada, Western Europe, Australia and the Far East.

     Manufacturing and Capacity.

     Elasticized Fabrics: Manufacturing warp knit, circular knit and woven fabrics with elastomeric fibers is a more difficult and complicated process than that required for other fabrics. Customers who purchase elasticized fabrics typically require that the fabrics meet precise specifications related to physical characteristics, shades, shrinkage and the like.

          Knitting. Several types of warp knitting machines are used. These machines are versatile with the capability of knitting high quality fabric in many different styles at high speeds and low defect levels. For circular knitting, the Company uses both single and double knit machines, some of which have mini-jacquard capability.

          Weaving. Several types of looms are used. These looms are versatile with the capability of weaving high quality narrow elastic fabric up to twelve inches in width. Certain looms have jacquard capabilities, and can weave logo designs into the fabric.

          Finishing and Dyeing. Various dyeing and finishing technologies are utilized which allow the division to dye and finish its fabrics on-site to achieve consistent specifications and color matching for its products.
     The processes used depend upon the type and style of fabrics being produced. The division scours and dyes most of its fabric in either pressurized or non-pressurized dyeing vessels. Fabrics of regular warp construction are normally steamed in preparation for other finishing processes. Fabrics are sent through finishing frames that stretch and set the fabric at a desired width. Computerized color matching equipment enables the division to meet the stringent requirements of the markets it serves. For certain fabrics and shades, it uses dyed yarn for both knitting and weaving.

     The division manufactures its elasticized knit fabrics at a plant located in Greensboro, North Carolina, which operates on a 24-hour, five or six-day week. Since the acquisition of the former United Elastic Corporation operations in January 1995, the division manufactures narrow elasticized woven fabrics in Stuart, Virginia. This plant operates on a 24-hour, five day week.

     Furniture Upholstery, Transportation Upholstery and Consumer Products:
The division operates a manufacturing complex in Elkin, North Carolina, containing approximately 1.7 million square feet in 11 buildings and a plant in Boonville, North Carolina. At the Elkin complex, manufacturing is vertically integrated from fiber to finished fabric. The Boonville plant produces yarn from fiber, which is then transferred to the Elkin facility for weaving. Manufacturing processes include garnetting waste fiber, extruding nylon and dyeing raw stock, yarn and fabric. The product of these processes may flow through other processes such as carding, spinning, weaving, knitting, the nonwoven Fiberwoven(R) process and finishing. The division employs computer systems that allow for the design of fabrics without the production cost associated with sampling, shorten fabric development time and promote faster response to customer inquiries.

     Marketing and Sales.

     Elasticized Fabrics:   The division sells its elasticized fabrics through
the Company's New York and Los Angeles sales offices, and sales representatives located in Greensboro, North Carolina and Stuart, Virginia. These fabrics are manufactured only to order.

     Furniture Upholstery, Transportation Upholstery and Consumer Products:
Sales and marketing functions are conducted at the product level. Furniture upholstery is sold by sales personnel in Elkin and High Point, North Carolina (including a showroom), New York, Chicago, Los Angeles, and Grand Rapids, Michigan, and sales agents in the Far East, Australia, and South America. Transportation upholstery has sales and marketing offices in Elkin, North Carolina and Detroit, Michigan. Consumer products are sold and marketed through offices in Elkin, North Carolina and New York and sales associates located throughout the United States. Foreign bedding sales are handled through agents or distributors in Mexico, Canada, England, Western Europe, Australia, and the Far East.

RAW MATERIALS

     The principal raw materials the Company uses are cotton and man-made fibers and yarns. In 1996, raw materials accounted for approximately 46% of cost of sales. The Company uses many types of fibers, both natural (cotton and wool) and man-made (polyester, nylon, olefin, rayon and acrylic) as well as yarns including Lycra(R), a spandex elastomeric yarn produced by DuPont (E.I.) de Nemours & Company, in the manufacture of its textile products. The Company believes that availability and future price levels for fibers and yarns will depend primarily upon supply and demand conditions, crop conditions, general inflation, government agricultural programs and prices of petroleum-based raw materials.

     Generally, the Company has had no difficulty in obtaining raw materials. Cotton is available from a large number of suppliers. The Company maintains a limited supply of cotton in inventory; its usual procedure is to purchase cotton only when firm orders have been obtained for the goods in which it will be used. When management concludes that a certain grade of cotton may be in short supply or that prices may be substantially higher in the near term, however, the Company may deviate from this procedure and buy additional cotton for inventory. Historically, the Company has not purchased significant amounts of cotton for inventory and continues to purchase cotton for future delivery when orders are received.

     The principal man-made fibers and yarns purchased by the Company are polyester and nylon. The Company maintains a limited supply of man-made fibers and yarns in inventory. The Company currently purchases man-made fibers for its Greige Fabrics Division from two suppliers, although other suppliers are available. The Company also purchases yarns of texturized filament polyester primarily from a limited number of suppliers for use in its woven and knit fabrics, although other suppliers are available. Currently, most of the elastomeric yarn used in the production of elasticized fabrics is Lycra(R).

PATENTS AND TRADEMARKS

     The Company has registered a stylized "Clinton," "EFA" and "Chatham" as trademarks. The Company does not own or use any other patents, licenses or trademarks that are currently material in the conduct of its business.

BACKLOG

     At December 28, 1996, the Company had aggregate unfilled orders of $120 million, as compared to $64 million at December 30, 1995. As of December 28, 1996, the Greige Fabrics Division had approximately $87 million of unfilled customer orders for woven fabrics, as compared to $41 million at December 30, 1995. The increase in the Greige Fabrics Division's order backlog from 1995 to 1996 is indicative of the recently improved market conditions for lightweight greige woven fabrics. The division expects to fill substantially all of these orders in

1997. At December 28, 1996, the Finished Fabrics Division had unfilled orders totaling $33 million, as compared to $23 million at December 30, 1995. The increase in the Finished Fabrics Division's order backlog from 1995 to 1996 is indicative of the increase in placements for the Company's transportation upholstery fabrics. The division expects to fill all of these orders in 1997. These backlogs consist of orders that are not generally subject to cancellation prior to shipment, although the Company has in the past accommodated customer requests for order deferments due to unusual circumstances.

COMPETITION AND INTERNATIONAL TRADE POLICY

     The domestic textile industry is highly competitive with no one firm dominating the United States market. Many companies compete only in limited segments of the textile market. In recent years, there has been a trend toward consolidation in the United States textile industry. Textile competition is based in varying degrees on price, product styling and differentiation, quality and customer service. The importance of each of these factors depends upon the needs of particular markets and customers.

     The domestic textile industry has been fundamentally affected by competition from imports. The level of import protection for domestic producers of textiles has been and will continue to be subject to domestic political and foreign policy considerations. Under the import tariff and quota framework developed under the Arrangement Regarding International Trade in Textiles and commonly known as the Multifiber Arrangement (the "MFA"), most significant exporters of fabrics were subject to annual quotas. However, the MFA expired on December 31, 1994, and was replaced by The Uruguay Round Agreement (the "Uruguay Agreement") on textiles and clothing which contains a schedule for the gradual phase-out of quotas established pursuant to the MFA over a ten year transition period. After the transition period, textile and clothing trade will be fully integrated into the World Trade Organization and subject to the same restrictions as other sectors. The Uruguay Agreement contains a provision for reducing tariffs on textiles and clothing products imposed by the United States by approximately 12% overall, with the reductions phased in over a ten year period. The reduction in the import protection accorded domestic fabric and apparel manufacturers could adversely affect the Company.

     The Company believes that the North American Free Trade Agreement ("NAFTA") has and will continue to affect competition in the domestic textile manufacturing market by phasing out substantially all trade restrictions among Canada, Mexico and the United States while maintaining such restrictions on products imported from outside North America, subject to the Uruguay Agreement. While the Company believes that as a result of NAFTA some labor-intensive apparel production has and will continue to move to Mexico due to Mexico's lower labor costs, the Company expects to compete for sales of fabric to these apparel producers in what may become a larger market for the Company's products. To the extent that U.S. apparel manufacturers move production to Mexico and thus gain a competitive advantage over Asian producers facing continuing import restrictions, the Company believes that it would benefit from a resulting increase in North American production, as neither Mexico nor Canada are currently competitive producers of the fabrics used in the manufacture of apparel.

     The impact of import competition varies among the Company's divisions.
The Greige Fabrics Division sells its fabrics in markets where imports are a significant competitive factor--estimated by the Company at 25% of the division's United States markets. In addition, the division's fabrics are used in apparel products which compete with imported garments. In response to the increasing effect of imports, the division has engaged in an extensive modernization program which has added flexibility to its manufacturing process and increased its fabric offerings. This modernization program has resulted in increases in productivity and lower unit costs, net of depreciation. In addition, marketing has been redirected in an effort to reduce its dependence on commodity fabrics and has focused on developing long-term customer relationships where value added services can differentiate its fabrics from imports. To implement this strategy, the division has generally endeavored to decrease its sales to the apparel market and shift more of its sales to home furnishing markets where competition from imports is less severe. However, depending on market conditions, the division may from time to time redirect its sales from home furnishings to apparel to avoid market weakness or to obtain a benefit from opportunistic selling. The Greige Fabrics Division's principal competitors include Greenwood Mills and Alice Manufacturing.

     The Finished Fabrics Division and other United States manufacturers of elasticized fabrics and garments, including intimate apparel, swimwear and activewear, have not been subject to the same pressure from imports experienced by many other sportswear apparel manufacturers. Customers place significant emphasis on product design, component shade-matching and other quality-related criteria. Customers establish strict specifications that place a premium on customer service, which places foreign manufacturers at a disadvantage. The Company also believes that the swimwear market is less susceptible to import competition because sales in the U. S. retail market are generally made within a four-month period, and therefore close proximity of the swimwear manufacturer and the fabric producer is advantageous for initial orders and reorders. The division's principal elasticized fabrics competitors include Liberty Fabrics, Darlington, and Elastic Corporation of America.

     Furniture upholstery, transportation upholstery and consumer products compete in domestic markets that to date have experienced little competition from imports. In these markets, product styling and differentiation, quality and customer service are more significant considerations as compared to more commodity-oriented markets that are more susceptible to import competition. Principal competitors include Guilford of Maine (furniture upholstery), Milliken (furniture and transportation upholstery), Collins and Aikman (furniture and transportation upholstery) and Pillowtex (consumer products).

EMPLOYEES

     On December 28, 1996 the Company had 4,196 employees, none of whom were covered by a collective bargaining agreement. Of these employees, 3,756 were employed as hourly associates while 440 were employed as salaried associates. All of the Company's employees are full-time. The Company believes that its employee relations are good.

FACILITIES

     The following table sets forth certain information relating to the Company's principal facilities as of December 28, 1996. All of these facilities are owned by the Company, except for the New York sales office and the Columbia executive office. The Company's New York sales office is leased for a term expiring in 2005. The Columbia executive office is leased for a term expiring in 2000. The Company believes all of its facilities are in good repair and are in suitable condition for the purposes for which they are used.

            LOCATION               SQ. FOOTAGE                         USE
---------------------------------  -----------   ------------------------------------------------
Greige Fabrics Division
  Clinton No. 1..................     263,100    Manufacturing (191,000 sq. ft.)
  Clinton, SC                                    Warehouse and Office (72,000 sq. ft.)
  Clinton No. 2..................     544,900    Manufacturing (303,900 sq. ft.)
  Clinton, SC                                    Warehouse and Office (241,000 sq. ft.)
  Lydia..........................     472,100    Warehouse and Office (472,100 sq. ft.)
  Clinton, SC
  Bailey.........................     277,200    Manufacturing (224,100 sq. ft.)
  Clinton, SC                                    Warehouse and Office (53,100 sq. ft.)
  Office -- Clinton, SC..........      37,700    Office
  Geneva No. 1...................     151,500    Manufacturing (128,300 sq. ft.)
  Geneva, AL                                     Warehouse and Office (23,200 sq. ft.)
  Geneva No. 2...................     258,200    Manufacturing (211,900 sq. ft.)
  Geneva, AL                                     Warehouse and Office (46,300 sq. ft.)
  Office -- Geneva, AL...........       7,500    Office
  Clarkesville, GA...............     268,835    Manufacturing (170,119 sq. ft.)
                                                 Warehouse and Office (98,716 sq. ft.)
Finished Fabrics Division
  Greensboro, NC.................     175,300    Manufacturing (138,800 sq. ft.)
                                                 Warehouse and Office (36,500 sq. ft.)
  Stuart, VA.....................     415,340    Manufacturing (328,900 sq. ft.)
                                                 Warehouse and Office (86,440 sq. ft.)
  Elkin, NC......................   1,697,600    Manufacturing (1,270,500 sq. ft.)
                                                 Warehouse and Office (427,100 sq. ft.)
  Boonville, NC..................     128,500    Manufacturing (99,200 sq. ft.)
                                                 Warehouse and Office (29,300 sq. ft.)
Other
  CMI Sales Office...............      16,332    Office
     New York, NY
  CMI Executive Office...........       9,330    Office
     Columbia, SC

     As part of the Restructuring, the Company ceased manufacturing operations at the Lydia plant, consolidated certain weaving operations at its Elkin location and downsized its corporate administrative functions in Columbia. Consequently, certain manufacturing space at Lydia and Elkin is being utilized for warehousing, and the Company has subleased over one-half of its leased facility in Columbia.

REGULATION

     The Company's operations are subject to federal, state and local laws and regulations relating to the environment, health and safety, and other regulatory matters. Certain of the Company's operations may from time to time involve the use of substances that are classified as toxic or hazardous substances within the meaning of these laws and regulations. Environmental operating permits are, or may be required, for certain of the Company's operations and such permits are subject to modification, renewal and revocation. The Company monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Company in the future.

     The Company has identified certain groundwater and soil contamination which will require remediation and asbestos which may require abatement at its Elkin facility. The Company has accrued for the costs it expects to incur in connection with this remediation and abatement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental" and Notes 7 and 8 to Financial Statements.

     In May 1993, the Greige Fabrics Division received a notice of potential liability and an information request from the Environmental Protection Agency ("EPA") with respect to the AquaTech site in Greer, South Carolina. The Company has been designated by the EPA as a potentially responsible party ("PRP") at the site. The Company entered into a buyout agreement with a group of approximately 719 PRPs who funded a surface removal of hazardous substances from this site at a cost in excess of $14.0 million. The Company's allocated share of the costs of the surface cleanup under the buyout agreement was less than $1,000. The buyout agreement does not commit the Company to any additional expenditures nor protect it from liability for any additional costs. The Company has joined the AquaTech PRP Group for Subsurface Remediation which is awaiting the completion of soil and groundwater testing by the EPA at the AquaTech site. At this time neither the extent of further cleanup nor the Company's share of any additional remediation costs is known.

     The Company has approval from the North Carolina Department of Environment, Health and Natural Resources and from Guilford County Environmental Health to begin cleanup of groundwater at its Greensboro facility resulting from previously removed leaking underground storage tanks. The Company estimates that remaining costs associated with the cleanup will be approximately $320,000. Partial reimbursement has been approved from the North Carolina Underground Storage Tank Trust Fund. Equipment has been ordered to begin the cleanup as approved in the corrective action plan.

LITIGATION

     The Company is from time to time involved in routine litigation incidental to its business operations, as well as product liability litigation. In the opinion of the Company's management, none of the litigation in which it is currently involved is material.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the current executive officers and directors of the Company:

NAME                  AGE  POSITION
----                  ---  --------

Joseph L. Gorga       44   Director; President and Chief Executive Officer
James A.  Ovenden     34   Director; Chief Financial Officer, Executive Vice
                           President and Secretary
Joshua T.  Hamilton   45   Executive Vice President and President,
                           Greige Fabrics
James F. Robbins      43   Executive Vice President and President, Elasticized
                           Fabrics
W. James Raleigh      69   Director
Rupinder S. Sidhu     40   Director
Stephen M. McLean     39   Director
Michael H. deHavenon  56   Director

______________________

     Each member of the Board of Directors holds office until the next annual meeting of the stockholders and until his successor is elected and qualified. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

     Joseph L. Gorga was named President and Chief Executive Officer and appointed as a director of the Company in November 1995. Mr. Gorga joined a predecessor of the Finished Fabrics Division as its President in 1991. He was employed by Milliken & Co., an integrated textile manufacturer, from 1975 through 1991 and served as General Manager of the Automotive & Elastic Fabrics Division from 1987 until his employment with the Company.

     James A. Ovenden joined the Company in 1987 as Assistant Treasurer and became Treasurer in 1988. He was appointed to the newly-created office of Chief Financial Officer in 1993 and was elected Executive Vice President and Assistant Secretary in 1993. He became a director of the Company in 1990 and has served as Secretary since 1995.

     Joshua T. Hamilton, Executive Vice President of the Company and President of the Greige Fabrics Division, joined a predecessor of the Greige Fabrics Division in 1983 and served as Vice President of Operations from 1989 until becoming President in 1992.

     James F. Robbins joined the Company in 1992 as Executive Vice President for Marketing, Elastic Fabrics. In 1996, he was elected Executive Vice President and President in charge of Elasticized Fabrics.

     W. James Raleigh was elected as a director of the Company on April 2, 1996. Mr. Raleigh previously served as President of the Greige Division's sales organization until his retirement in September 1995.

     Rupinder S. Sidhu has served as a director of the Company since 1986.
Mr. Sidhu is the President of Merion Capital Management LLC, a private investment company, a position he has held since 1994. He was also a special limited partner of Stonington Partners, Inc., a private investment firm, from 1993 through 1994. He has been a member of the Board of Directors of ML Capital Partners since 1987. From 1993 to July 1994, he was a Partner of ML Capital Partners and a Senior Vice President of ML Capital Partners from 1987 to 1994. Mr. Sidhu was also a Managing Director of the Investment Banking Division of ML & Co. from 1989 to 1994 and a Director of the Investment Banking Division of Merrill Lynch from 1989 to 1994 and a Director of the Investment Banking Division of Merrill Lynch from 1987 to 1989. Mr. Sidhu is a director of First USA, Inc., and First USA Paymentech Inc.

     Stephen M. McLean has served as a director of the Company since 1992.
Mr. McLean is a Partner and a Director of Stonington Partners, Inc., a private investment firm, a position that he has held since 1993 and is a Partner and a Director of Stonington Partners, Inc. II. He has also been a member of the Board of Directors of ML Capital Partners since 1987. Mr. McLean was a
Partner of ML Capital Partners from 1993 to July 1994 and a Senior Vice President of ML Capital Partners from 1987 to 1993. Mr. McLean was also a Managing Director of the Investment Banking Division of Merrill Lynch from 1987 to 1994. Mr. McLean is a director of Dictaphone Corporation, Pathmark Stores, Inc., and Supermarkets General Holding Corporation and several privately held companies.

     Michael H. deHavenon was first elected as a director of the Company in 1986 and served until 1994 when he did not stand for reelection. Mr. deHavenon was subsequently appointed to the Board on October 24, 1995. Since January 1997
Mr. deHavenon has been President of Kulen Capital Corp., a firm engaged primarily in making private investments. Prior thereto, Mr. deHavenon served as President of Merrill Lynch Capital Corporation and its predecessor, a wholly-owned subsidiary of ML & Co. which structures and manages leveraged private investments.

EXECUTIVE COMPENSATION

     Compensation Summary. The following table shows, for the last three fiscal years of the Company, annual compensation paid by the Company to Joseph
L. Gorga, the President and Chief Executive Officer and the three other executive officers of the Company serving at the end of the 1996 fiscal year (collectively, the "Named Executive Officers").

                         Summary Compensation Table(1)
================================================================================

                                                                         Long Term
                                                                        Compensation
                                        Annual Compensation                Awards
                              ----------------------------------------  -----------
                                                          Other Annual   Securities   All Other
                                      Salary    Bonus     Compensation   Underlying  Compensation
Name and Principal Position   Year     ($)      ($)(2)         ($)      Options (#)    ($)(3)
----------------------------  -----  -------  --------    ------------  -----------  ------------
Joseph L. Gorga               1996   325,000   185,000       --           40,000       15,400
 President and Chief          1995   262,861   160,000       --           15,000        5,620
 Executive Officer            1994   250,296   236,513       --           10,000           --

James A. Ovenden              1996   225,000    75,000       --           15,000       10,740
 Executive Vice President     1995   184,981    40,000       --               --        3,764
 and Chief Financial Officer  1994   177,734        --       --               --           --

Joshua T. Hamilton            1996   200,000        --       --               --       11,600
 President, Greige Fabrics    1995   191,113    20,000       --               --        3,864
                              1994   181,665        --       --               --           --

James F. Robbins              1996   200,000    20,000       --               --       11,400
 President, Elastic Fabrics   1995   185,000    60,000       --               --        3,697
                              1994   165,000    49,500       --               --           --

___________________________

(1) The Company does not maintain a "long-term incentive plan," as that term is defined by applicable rules of the Securities and Exchange Commission (the "Commission"), and has not made any awards of restricted stock or stock appreciation rights.

(2) Bonus amounts for Messrs. Gorga, Ovenden, Hamilton and Robbins represent amounts paid under the Company's Incentive Compensation Program, which provides for discretionary awards and for cash bonuses in years in which earnings before interest, taxes and depreciation exceed predetermined levels of earnings. Bonuses for Messrs. Gorga and Ovenden are based on the performance of the Company and bonuses for Mr. Hamilton and Mr. Robbins are based on the performance of the Greige Fabrics Division and the Company's elasticized fabrics operations, respectively. See "--Employment and Severance Agreements."

(3) Represents the Company's contribution on behalf of the Named Executive Officer to the Company's 401(k) Plan for Associates of CMI Industries, Inc. and the Company's 401(n) Deferred Compensation Plan.

     Grants of Stock Options and Stock Appreciation Rights. The following table sets forth information with respect to options to purchase Common Stock granted to the Named Executive Officers in the 1996 fiscal year.

                     OPTION GRANTS IN LAST FISCAL YEAR (1)




                                                                                             Potential Realizable
                             Individual Grants                                             Value of Assumed Annual
                             -----------------                                               Rates of Stock Price
                       Number of      Percent of Total                                     Appreciation for Option
                    Securities Under  Options Granted                                                Term
                     -lying Options   to Employees in   Exercise or Base   Expiration      -----------------------
        Name         Granted (#)(2)   Fiscal Year (3)   Price ($/Share)       Date            5%($)      10%($)
        ----         --------------   ---------------   ----------------   ----------         -----      ------
Joseph L. Gorga          40,000             73%              $27.50        1/31/2006         $671,560  $1,753,120
James A. Ovenden         15,000             27%              $27.50        1/31/2006         $251,835    $657,420
Joshua T. Hamilton           --             --                   --               --               --          --
James F. Robbins             --             --                   --               --               --          --

_________________________
  (1) The Company does not maintain a plan that authorizes the issuance of stock appreciation rights.
  (2) The options granted are non-qualified options, were granted at estimated fair market value on the date of grant, have a term of 10 years and are immediately exercisable.
  (3) Based on options for 55,000 shares of Common Stock granted to all employees during 1996.

     Stock Option Exercises. The following table sets forth information with respect to unexercised stock options held by the Named Executive Officers as of December 28, 1996. None of the Named Executive Officers exercised any options during the Company's 1996 fiscal year.

                              Aggregated Fiscal Year End Option Values
                              ----------------------------------------
                          Number of Unexercised         Value of Unexercised
                        Options at Fiscal Year End    In-the-Money Options at
                                   (#)                 Fiscal Year End ($)(1)
         Name           Exercisable/Unexercisable    Exercisable/Unexercisable
   ------------------   --------------------------   -------------------------
   Joseph L. Gorga               75,000/0                      $0/$0
   James A. Ovenden              45,000/0                      $0/$0
   Joshua T. Hamilton                  --                         --
   James F. Robbins                    --                         --

____________________
(1) Calculated based on the difference between the estimated value of the Common Stock underlying the options at December 28, 1996 and the exercise price. Because the Common Stock is privately held and not listed on any securities exchange, the fair market value of the Common Stock is not readily ascertainable. Management's estimate of the value of the Common Stock underlying the options includes a discount to reflect the lack of a public market for the Common Stock and the restrictions applicable to the Common Stock held by Management Investors pursuant to the terms of the Management Subscription Agreements and the Restated Stockholders Agreement. See "--Management Subscription Agreements" and "Ownership of the Company."

     Awards Under Long-Term Incentive Plans. The Company does not maintain a "long-term incentive plan" as that term is defined by applicable rules of the Commission.

     The 401(k) Plan. Effective January 1, 1995, the Company established the 401(k) Plan for Associates of CMI Industries, Inc., which covers substantially all of the Company's employees. The Company intends to provide retirement benefits in the future through the 401(k) plan. Under the 401(k) plan, the Company matches 50% of employee contributions, not to exceed 2% of pay, for all eligible and participating employees. Messrs. Gorga, Ovenden, Hamilton and Robbins participate in the 401(k) plan.

     The 401(n) Plan. Effective January 1, 1995, the Company established the 401(n) Deferred Compensation Plan for CMI Industries, Inc., which covers a select group of highly compensated associates. The 401(n) Plan is a non-qualified plan established to provide retirement benefits for CMI's executives whose retirement benefits were limited due to the freezing of the accrued benefits under the Defined Benefit Retirement Plans, and the restrictions on benefits in the 401(k) Plan. The Board in its discretion may authorize a supplemental match for select executives. Messrs. Gorga, Ovenden, Hamilton and Robbins participate in the 401(n) Deferred Compensation Plan.

     Defined Benefit Retirement Plans. Effective December 31, 1994, the Company merged its two defined benefit plans, the Chatham Manufacturing, Inc. Pension Plan and the Clinton Retirement Income Program and curtailed future benefits. This restructuring resulted in a curtailment gain of $6.9 million, which reduced the cost of sales in 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Clinton Retirement Income Program. In 1991 Clinton combined its Pension Plan for salaried employees, its Retirement Plan for hourly employees and its frozen Profit Sharing Plan to form the Clinton Retirement Income Program ("CRIP"). The CRIP is a noncontributory plan providing retirement benefits to all salaried and hourly employees who meet certain age and service requirements. Retirement benefits to salaried employees generally equal the greater of (i) 1 1/2% of the average total cash compensation for the five highest consecutive years before retirement, multiplied by the number of years of service as a salaried employee and reduced by 50% of the employee's primary Social Security benefit payable at normal retirement date and (ii) 1% of the aggregate of the participant's total cash compensation for all years of service as a salaried employee after December 31, 1980. Benefits can be paid under the CRIP through one of several annuity options selected by the participant, including joint and survivor annuity options.

     The following table sets forth estimated annual benefits payable upon retirement in the Company's last fiscal year to CRIP participants at normal retirement age in the compensation and service classifications specified.

                               PENSION PLAN TABLE
                                YEARS OF SERVICE

REMUNERATION               15       20       25       30       35
------------             -------  -------  -------  -------  -------
$125,000                 $20,541  $29,916  $39,291  $48,666  $58,041
 150,000                  26,166   37,416   48,666   59,916   71,166
 175,000                  31,791   44,916   58,041   71,166   84,291
 200,000                  37,416   52,416   67,416   82,416   97,416
 225,000                  43,041   59,916   76,791   93,666  110,541
 250,000                  48,666   67,416   86,166  104,916  118,800
 300,000                  59,916   82,416  104,916  118,800  118,800
 400,000                  82,416  112,416  118,800  118,800  118,800
 450,000                  93,666  120,000  120,000  120,000  120,000
 500,000                 104,916  120,000  120,000  120,000  120,000
 550,000                 116,166  120,000  120,000  120,000  120,000
 600,000                 120,000  120,000  120,000  120,000  120,000
 650,000                 120,000  120,000  120,000  120,000  120,000
 700,000                 120,000  120,000  120,000  120,000  120,000
 750,000                 120,000  120,000  120,000  120,000  120,000


     Beginning in 1994, recognizable pay in tax qualified plans was limited to $150,000 per year. Because of the grandfather treatment of prior accruals in the CRIP, the above table recognizes accrued benefits on compensation in excess of $150,000. The credited years of service for each of the Named Executive Officers who participate in the CRIP are: Joseph L. Gorga, 4 years; James A. Ovenden, 8 years; Joshua T. Hamilton, 12 years; and James F. Robbins, 3 years.

     Chatham Pension Plan. On February 14, 1992, the Company's former Chatham subsidiary became the sponsor of a pension plan that was originally established in 1969 by Chatham's predecessor. The plan is a noncontributory plan and covers all Chatham employees as of the first day of the first plan year after the employee's date of employment. Participants accrue benefits as of January 1 of each year of eighty-five hundredths of one percent (.0085) of total compensation for each plan year plus sixty-five hundredths of one percent (.0065) of compensation which is in excess of $12,200. The plan is a career average plan and has provision for accredited service prior to January 1, 1989. Benefits can be paid under the Chatham Pension Plan through one of several annuity options. A lump-sum payment option is also offered with spousal consent. The following table sets forth estimates of annual benefits payable upon retirement in the Company's last fiscal year at normal retirement age in the compensation and service classifications specified. The assumptions used indicate the remuneration as career average compensation.

     The following table sets forth estimated annual benefits payable upon retirement in the Company's last fiscal year to plan participants at normal retirement age in the compensation and service classifications specified.

                               PENSION PLAN TABLE
                                YEARS OF SERVICE



REMUNERATION               15       20       25       30       35
------------             -------  -------  -------  -------  -------

$125,000                 $26,935  $35,914  $44,892  $53,871  $62,849
 150,000                  32,560   43,414   54,267   65,121   75,974
 175,000                  38,185   50,914   63,642   76,371   89,099
 200,000                  43,810   58,414   73,017   87,621  102,224
 225,000                  49,435   65,914   82,392   98,871  115,349
 235,840                  51,875   69,166   86,458  103,749  118,800


     The above table limits remuneration to $235,840 since the Chatham Pension Plan has no participants with grandfathered compensation in excess of the 1993 maximum recognizable compensation limit for tax qualified plans. None of the Named Executive Officers participate in the Chatham Pension Plan.

     Compensation Committee Interlocks and Insider Participation. During the 1996 fiscal year, the Compensation Committee of the Company's Board of Directors was composed of Messrs. Rupinder S. Sidhu, Stephen H. McLean, Michael H. deHavenon and Joseph L. Gorga. Mr. Gorga is the President and Chief Executive Officer of the Company. Messrs. Sidhu, McLean and deHavenon are not, and have not been at any time, either officers or employees of the Company. Messrs. Sidhu and McLean are affiliated with ML Capital Partners or ML & Co. ML Capital Partners, through various affiliates, beneficially owns 58.8% of the outstanding shares of Common Stock.

COMPENSATION OF DIRECTORS

     The Company pays no remuneration to its directors for serving as such.

EMPLOYMENT AND SEVERANCE AGREEMENTS

     Mr. Gorga. Effective January 1, 1996, the Company and Mr. Gorga entered into an amended and restated employment agreement providing for the employment of Mr. Gorga as the President and Chief Executive Officer of the Company. The agreement has a term of two years, subject to annual renewals unless either party objects. Under the agreement, Mr. Gorga is entitled to an annual salary of $325,000, subject to increase by the Board's Compensation Committee. He is entitled to participate in Company benefit plans, including the Incentive Compensation Plan; so long as the current Incentive Compensation Plan is in effect, the maximum amount payable under the plan to Mr. Gorga would be 75% of his base salary rather than the amount specified in the plan.

     In the event Mr. Gorga is terminated without cause during the term of the agreement or within six months after its expiration, the agreement provides for the payment to him of the greater of the base salary which would accrue over the remaining term of the agreement or one year's base salary, together with continued health and life insurance benefits during the period in which the payments are made. If Mr. Gorga is terminated or resigns under specified circumstances following a change of control (as defined) that occurs during the term of the agreement or within six months after its expiration, Mr. Gorga will be entitled to two years' base salary from the termination or resignation and continued health and life insurance coverage for two years. In addition, with respect to certain change of control situations, the bonus payable to Mr. Gorga under any incentive compensation plan then in effect, rather than being calculated on a pro rata basis as of the termination date, would be double the maximum amount to which Mr. Gorga otherwise would be entitled for the entire year, regardless of the actual performance of the Company. Under certain circumstances with respect to change of control, the severance amounts payable, including funding for the continued benefits, would be payable contemporaneously with the occurrence of the change of control. Payments that result in the imposition of an excise tax penalty under section 4999 of the Internal Revenue Code of 1986, as amended, would result in a reimbursement payment so that Mr. Gorga's after tax situation is not affected by the additional tax. The agreement also contains certain agreements of Mr. Gorga relating to noncompetition with the Company. Contemporaneously with the execution of the employment agreement in February 1996, Mr. Gorga was issued non-qualified stock options to acquire up to 40,000 shares of Company stock for an exercise price of $27.50 per share, the amount determined by the Company to be the fair market value of the Company's shares at the time of issue, and the Company adjusted the exercise prices of 25,000 of options already held by Mr. Gorga to the $27.50 price level.

     Mr. Ovenden. Effective January 1, 1996, the Company and Mr. Ovenden entered into an amended and restated employment agreement providing for the employment of Mr. Ovenden as the Executive Vice President and Chief Financial Officer of the Company. The agreement has a term of two years, subject to annual renewals unless either party objects. Under the agreement, Mr. Ovenden is entitled to an annual salary of $225,000, subject to increase by the Board's compensation committee. He is entitled to participate in Company benefit plans, including the Incentive Compensation Plan; so long as the current Incentive Compensation Plan is in effect, the maximum amount payable under the plan to Mr. Ovenden would be 50% of his base salary rather than the amount specified in the plan.

     In the event Mr. Ovenden is terminated without cause during the term of the agreement or within six months after its expiration, the agreement provides for the payment to him of the greater of the base salary which would accrue over the remaining term of the agreement or one year's base salary, together with continued health and life insurance benefits during the period in which the payments are made. If Mr. Ovenden is terminated or resigns under specified circumstances following a change of control (as defined) that occurs during the term of the agreement or within six months after its expiration, Mr. Ovenden will be entitled to two years' base salary from the termination or resignation and continued health and life insurance coverage for two years. In addition, with respect to certain change of control situations, the bonus payable to Mr. Ovenden under any incentive compensation plan then in effect, rather than being calculated on a pro rata basis as of the termination date, would be double the maximum amount to which Mr. Ovenden otherwise would be entitled for the entire year, regardless of the actual performance of the Company. Under certain circumstances with respect to change of control, the severance amounts payable, including funding for the continued benefits, would be payable contemporaneously with the occurrence of the change of control. Payments that result in the imposition of an excise tax penalty under section 4999 of the Internal Revenue Code of 1986, as amended, would result in a reimbursement payment so that Mr. Ovenden's after tax situation is not affected by the additional tax. The agreement also contains certain agreements of Mr. Ovenden relating to noncompetition with the Company. Contemporaneously with the execution of the employment agreement in February 1996, Mr. Ovenden was issued non-qualified stock options to acquire up to 15,000 shares of Company stock for an exercise price of $27.50 per share, the amount determined by the Company to be the fair market value of the Company's shares at the time of issue.

     Mr. G. Thaddeus Williams. Until his retirement from the Company in August 1995, Mr. Williams was employed as President and Chief Executive Officer of the Company pursuant to an employment agreement effective as of January 1, 1991, which was amended as of July 1, 1993.

     Pursuant to the terms of a severance and consulting agreement (the "Consulting Agreement") entered into upon Mr. Williams' retirement, the rights and obligations of Mr. Williams and the Company under the employment agreement have been terminated, except as expressly provided by the Consulting Agreement.

     Pursuant to the Consulting Agreement, Mr. Williams is to receive two years of severance payments at the annual rate of $275,000. Following the expiration of the severance payment period, Mr. Williams will provide consulting services to the Board of Directors and to the Chief Executive Officer of the Company for a period of up to three years and shall receive an annual consulting fee of $175,000. During the term of the severance payment period and the consulting period, Mr. Williams has agreed that he will not compete or interfere with any business conducted by the Company or its affiliates. Mr. Williams and his dependents are also entitled to continued participation in the Company's group medical insurance plan and the Company will pay the required premiums until Mr. Williams attains age 62.


MANAGEMENT SUBSCRIPTION AGREEMENTS

     Pursuant to a management subscription agreement (the "Management Subscription Agreement"), certain of the Company's officers and employees, including Mr. Hamilton, acquired shares of Common Stock in December 1986.
Mr. Ovenden, who acquired shares of Common Stock in 1987, is subject to a subscription agreement substantially identical to the Management Subscription Agreement, and is a Management Investor. The Management Subscription Agreement and Mr. Ovenden's separate subscription agreement grant the Company an option to purchase and each of the Management Investors an option under certain circumstances to sell at fair market value the shares of Common Stock owned by such Management Investor in the event of his death, incapacity or termination of employment.

     Under the Consulting Agreement with Mr. Williams, Mr. Williams waived his rights under the Management Subscription Agreement to require the Company to purchase his shares upon his retirement. The Consulting Agreement grants Mr. Williams the option to sell all or a portion of the shares of Common Stock directly owned by him to the Company in the event of an initial public offering of Common Stock, at the same price as shares of Common Stock are being offered to the public. In addition, the Consulting Agreement also provides Mr. Williams with the right to participate, at any time on or prior to January 1, 1999, with ML Capital Partners in any sale by ML Capital Partners to a third party of securities representing more than 15% of the then-outstanding shares of Common Stock on a fully diluted basis. If Mr. Williams exercises this right, he will be entitled to sell shares of Common Stock in the same proportion as the shares of Common Stock ML Capital Partners proposes to sell bear to the total number of outstanding shares of Common Stock on a fully diluted basis at the same price and on the same terms as ML Capital Partners sells its shares of Common Stock.

                              CERTAIN TRANSACTIONS

     Market Making Activities. In April 1987, Merrill Lynch underwrote a public offering of the Clinton Debentures and Clinton used the proceeds to repay a bridge loan extended by ML & Co. The Company and Clinton Mills, Inc. agreed to reimburse Merrill Lynch, ML & Co. and ML Capital Partners for their reasonable out-of-pocket expenses in connection with the financing of the 1986 acquisition of a predecessor of the Greige Fabrics Division and to indemnify them against certain liabilities, including liabilities under the federal securities laws. Prior to the redemption of the Clinton Debentures in 1993, Clinton maintained the effectiveness of the registration statement pursuant to which the Clinton Debentures were registered with the Commission to enable Merrill Lynch to make a market in the Clinton Debentures. For a discussion of the relationship between each of Merrill Lynch and its affiliates and the Company, see "Ownership of the Company."

     In October 1993, Merrill Lynch underwrote a public offering of the Notes. The Company used proceeds of the Offering, together with borrowings under the initial credit agreement, to refinance the indebtedness outstanding under the Subsidiary Loan Agreements and to call the Clinton Debentures for redemption. Merrill Lynch received an underwriting discount of $3,046,875 in connection with the Offering. The Company has agreed to maintain the effectiveness of the registration statement pursuant to which the Notes were registered with the Commission to enable Merrill Lynch to make a market in the Notes. The Company also agreed to indemnify Merrill Lynch against certain liabilities, including liabilities under the federal securities laws.

     Purchase of Common Stock. Pursuant to the terms of the Consulting Agreement with Mr. Williams and the Management Subscription Agreement, the Company in August 1995, purchased 83,000 shares of Common Stock owned by certain trusts for the benefit of Mr. Williams' descendants (the "Trusts") at a price of $40 per share or a total of $3.3 million. In addition, the Consulting Agreement provides that the Trusts will have the right under certain circumstances to receive an additional amount with respect to such shares if, on or before January 1, 1999 (i) the Company undertakes an initial public offering of Common Stock, (ii) the Company enters into a fundamental transaction such as a merger, recapitalization or similar transaction, or (iii) the ML Capital Partners affiliated stockholders agree to sell their shares of Common Stock to the Company or a party not affiliated with ML Capital Partners and in connection with any such transaction the shares of Common Stock are valued at a price higher than $40 per share. If such a transaction is consummated, the Trusts will be entitled to receive from the Company a payment equal to the difference between the per share value of Common Stock in such transaction and $40 multiplied by 83,000 shares.

     Registration Rights. All current stockholders of the Company have certain registration rights with respect to their Common Stock. See "Ownership of the Company."

                           OWNERSHIP OF THE COMPANY

     The following table sets forth information with respect to the beneficial ownership of shares of Common Stock as of December 28, 1996 of all stockholders known by the Company to be the beneficial owners of more than five percent of its outstanding Common Stock, of each director of the Company, each Named Executive Officer named in the Summary Compensation Table, and of all directors and executive officers as a group.

                                                    SHARES BENEFICIALLYOWNED
                                                   --------------------------
                                                      NUMBER       PERCENT
                                                    OF SHARES      OF TOTAL
                                                   ------------  ------------

  Merrill Lynch Capital Partners, Inc.(1)(2) ....       994,387         58.8%
   767 Fifth Avenue
   48th Floor
   New York, NY 10153
  G. Thaddeus Williams(3) .......................       142,000          8.2%
   333 Spring Lake Road
   Columbia, SC 29206
  Steve F. Warren(4) ............................       120,000          7.1%
   2 Baywater Lane
   Greensboro, NC  27408
  Joseph L. Gorga(5) ............................        75,000          4.2%
  W. James Raleigh(6) ...........................        60,000          3.5%
  James A. Ovenden(7) ...........................        55,000          3.2%
  Joshua T. Hamilton(8) .........................        16,000             *
  James F. Robbins ..............................            --            --
  Michael H. deHavenon ..........................         4,081             *
  Rupinder S. Sidhu(2) ..........................            --            --
  Stephen M. McLean(2) ..........................            --            --
  M. S. Bailey and Son Bankers, as Trustee ......       126,698          7.5%
   211 North Broad Street
   Clinton, SC 29325

  All directors and executive officers as a
    group (8 persons)(5)(6)(7)(8) ...............       210,081         11.6%


*Less than 1%

(1) Ten limited partnerships, each of which is an affiliate of ML Capital Partners and Merrill Lynch, are record owners of 894,986 of the presently outstanding shares: Merrill Lynch Capital Appreciation Partnership No. VII, L.P., Merrill Lynch Capital Appreciation Partnership No. B-XVI, L.P., ML Offshore LBO Partnership No. VII, ML Offshore LBO Partnership No. B-XVI, ML Employees LBO Partnership No. I, L.P., ML Capital Partners Associates L.P. No. II, Merrill Lynch Kecalp L.P. 1986, Merrill Lynch Kecalp L.P. 1989, Merrill Lynch Kecalp L.P. 1991, and Merchant Banking L.P. No. 1. Merrill

     Lynch LBO Partners No. II, L.P. ("LBO Partners II") is the general partner of Merrill Lynch Capital Appreciation Partnership No. VII, L.P. and the investment general partner of ML Offshore LBO Partnership No. VII. Merrill Lynch LBO Partners No. B-III ("LBO Partners III") is the general partner of Merrill Lynch Capital Appreciation Partnership No. B-XVI, L.P. and ML Offshore LBO Partnership No. B-XVI. ML Capital Partners is in turn the general partner of LBO Partners II and LBO Partners III. ML Employees
     LBO Managers, Inc., a wholly-owned subsidiary of ML Capital Partners, is the managing general partner of ML Employees LBO Partnership No. 1, L.P.
     ML Capital Partners is the general partner of ML Capital Partners Associates L.P. No. II. Kecalp, Inc., an indirect wholly-owned subsidiary of ML&Co., is the general partner of Merrill Lynch Kecalp L.P. 1986, Merrill Lynch Kecalp L.P. 1989 and Merrill Lynch Kecalp L.P. 1991.
     Merrill Lynch MBP, Inc., an indirect wholly-owned subsidiary of ML&Co., is the general partner of Merchant Banking L.P. No. 1. The remaining 99,401 outstanding shares deemed beneficially owned by ML Capital Partners are owned of record by ML IBK Positions, Inc., an indirect wholly-owned subsidiary of ML&Co. and an affiliate of ML Capital Partners and Merrill Lynch.

(2) Rupinder S. Sidhu and Stephen M. McLean, directors of the Company, are members of the Board of Directors of ML Capital Partners. By virtue of their status as directors of ML Capital Partners, Messrs. Sidhu and McLean may be deemed under the rules of the Commission to be beneficial owners of 856,165 shares of Common Stock owned of record by limited partnerships that are wholly owned by ML Capital Partners. Messrs. Sidhu and McLean disclaim beneficial ownership of these shares of Common Stock.

(3) Amounts for Mr. Williams include 45,000 shares of Common Stock issuable to Mr. Williams pursuant to presently exercisable options.

(4) Amounts for Mr. Warren include 60,000 shares of Common Stock held by a limited partnership in which Mr. Warren is a general partner.

(5) Amounts for Mr. Gorga represent shares issuable upon exercise of presently exercisable options to acquire Common Stock.

(6) Amounts for Mr. Raleigh do not include 60,000 shares of Common Stock held by a trust for the benefit of Mr. Raleigh's children, as to which Mr. Raleigh disclaims beneficial ownership.

(7) Amounts for Mr. Ovenden include 45,000 shares issuable upon exercise of presently exercisable options to acquire Common Stock.

(8) Amounts for Mr. Hamilton do not include 4,000 shares of Common Stock held by a trust for the benefit of Mr. Hamilton's children, as to which Mr. Hamilton disclaims beneficial ownership.

RESTATED STOCKHOLDERS AGREEMENT

     In connection with the original issuance of Common Stock to the ML Capital Partners affiliates, certain of the Management Investors and others upon the organization of the Company in 1986, all stockholders entered into a stockholders agreement with the Company, which was amended and restated in its entirety in February 1992 (the "Restated Stockholders Agreement"). The Restated Stockholders Agreement provides that the ML Capital Partners affiliates are entitled to designate four of the Company's seven directors and the Management Investors are entitled to designate three of the Company's directors. The Board of Directors is currently comprised of six members, three of whom (Messrs. Sidhu, McLean and deHavenon) have been designated by ML Capital Partners. Certain significant transactions between the Company and unrelated parties require the approval of the Board of Directors and the holders of more than two-thirds of the outstanding shares of Common Stock. Since the ML Capital Partners affiliates have the right to elect the majority of the Board of Directors, the approval of the directors elected by the ML Capital Partners affiliates and Management Investors holding approximately 8% of the outstanding Common Stock (in addition to the ML Capital Partners affiliated stockholders) will be required to approve significant transactions. The Restated Stockholders Agreement also provides for certain restrictions on the transfer of shares of Common Stock by the current stockholders and rights of first refusal in connection with certain proposed transfers of Common Stock. Pursuant to the Consulting Agreement, Mr. Williams' shares of Common Stock will not be subject to these transfer restrictions if the ML Capital Partners affiliated stockholders sell their shares of Common Stock to an unaffiliated person or distribute their shares of Common Stock to their respective partners or investors.

     Under the Restated Stockholders Agreement, all the stockholders of the Company have certain registration rights with respect to their Common Stock. These rights include demand and "piggyback" registration rights. The Company is obligated to register shares of Common Stock under the demand registration rights if holders of more than two-thirds of the outstanding shares request registration. The registration rights extend until February 14, 2002 or terminate sooner upon (i) the merger or consolidation of the Company with an unaffiliated corporation in which the Management Investors and affiliates of ML Capital Partners own less than 65% of the surviving or resulting corporation or
(ii) the sale of substantially all the assets of the Company to an unaffiliated person. The remaining provisions of the Restated Stockholders Agreement would terminate under the foregoing circumstances or sooner in the event of (i) a public offering of Common Stock at the conclusion of which at least 30% of the outstanding shares shall have been sold to the public or (ii) the sale of 60% or more of the shares of Common Stock owned by either the Management

Investors as a group or the ML Capital Partners affiliates as a group (as fully diluted by shares to be issued upon exercise of options).

                     DESCRIPTION OF BANK CREDIT FACILITIES

     The Company used the proceeds of the Offering together with borrowings under replacement facilities to redeem the Clinton Debentures and repay the outstanding indebtedness under the Subsidiary Loan Agreements.

PRIOR CREDIT AGREEMENT

     The Company's initial bank credit agreement originally provided an unsecured revolving credit facility of up to $70.0 million, including a letter of credit facility of up to $10.0 million until October 27, 1996, at which time the entire amount outstanding was to mature. In December 1994, the revolving credit agreement was increased to $92 million and extended until January 15, 1998 in anticipation of the acquisition of United Elastic Corporation on January 3, 1995.

NEW CREDIT AGREEMENT

     In March 1996, the Company replaced the $92 million unsecured revolving credit facility with the Credit Agreement and renewed the Wachovia Credit Facility at $4 million. The Company and the lenders amended the Credit Agreement in February 1997 to reduce the borrowing limit to $65 million, to contemplate the realignment of the Company's assets into separate operating entities, which will be completed during the second quarter of 1997, and to extend the maturity of the Credit Agreement by two years to January 2000.

     The Credit Agreement provides for a revolving credit facility of up to $65.0 million, including a letter of credit facility of up to $5.0 million. The amount available under the revolving credit facility is limited to a percentage of the collateral pledged by the Company, as evidenced by a monthly borrowing base certificate to be delivered by the Company, and is reduced by any outstanding letters of credit issued under the letter of credit facility. The maximum and average amounts outstanding during 1996 were $39.7 million and $31.3 million, respectively; at December 28, 1996, $19.4 million was outstanding and the per annum interest rate was 7.3%.

     Interest Rates and Fees. Interest under the Credit Agreement is payable at one of two specified rates, as selected by the Company, as follows: (i) the rate announced as the base rate of the Agent Bank and (ii) a Eurodollar rate plus 1.5%. The Company pays a commitment fee of 0.375% per annum on the unused portion of the revolving credit facility, payable quarterly in arrears. The Company also pays a quarterly agency fee of $12,500 to the Agent Bank. In addition, the Company will pay a fee on the date any letter of credit is issued under the Credit Agreement and each anniversary date thereafter in an amount equal to (i) 1.0% of the stated amount of any standby letter of credit and
(ii) 0.375% of the stated amount of any documentary letter of credit.

     Restrictive Covenants. The Credit Agreement contains covenants customary for a secured revolving credit facility including, among others, covenants restricting the incurrence of indebtedness, the creation or existence of liens, the declaration or the payment of dividends, the repurchase or redemption of debt and equity securities of the Company, certain transactions with related parties, and certain corporate transactions such as sales and purchases of assets, mergers or consolidations. Under the Credit Agreement, the Company may incur additional senior indebtedness in an aggregate principal amount of up to $18.0 million, which amount includes borrowings under the Wachovia Credit Facility, without obtaining the consent of the lenders. Up to $10.0 million of such additional senior indebtedness may be secured by purchase money liens. The Credit Agreement also contains affirmative covenants relating to compliance with laws, preservation of corporate existence, maintenance of insurance, payment of taxes, maintenance of properties, delivery of financial and other information to the lenders under the Credit Agreement and other matters.

     The Company is required to maintain certain financial ratios, including a minimum tangible net worth of $30.0 million in fiscal 1997, which minimum increases each year thereafter by 50% of the consolidated net income of the Company and certain of its subsidiaries for the previous fiscal year. The Company is required to maintain a minimum interest coverage ratio (EBITDA to interest) of not less than 1.5 to 1 for any four consecutive quarters. The Company must also maintain a fixed charge coverage ratio of 1.0 to 1, meaning that (i) consolidated EBITDA less cash used to pay for taxes and capital expenditures must exceed (ii) all interest plus principal due on long term indebtedness of the Company and its consolidated subsidiaries for the nine months ended September 30, 1997 and for any four consecutive fiscal quarters thereafter.

     Security. Borrowings under the Credit Agreement are secured by receivables, certain inventories and certain intangibles. The Credit Agreement contains a negative covenant limiting the Company's right to grant security interests or other liens in its other assets. However, up to $10.0 million of any additional senior indebtedness permitted under the Credit Agreement, excluding borrowings under the Wachovia Credit Facility, may be secured by assets of the Company other than inventory or receivables.

     Events of Default. The Credit Agreement contains certain events of default customary for this type of credit facility, including, among others, payment events of default, covenant defaults, an event of default based on a change of control of the Company, and a cross-default to other indebtedness of, and bankruptcy and judgment defaults to, the Company.

Wachovia Credit Facility

     Under the Wachovia Credit Facility, loan amounts, interest rates and maturities are offered by the bank in its discretion and are accepted by the Company at the time of borrowing, subject to the execution of a note and supporting loan documentation satisfactory to the bank. Borrowings under the Wachovia Credit Facility constitute additional senior indebtedness under the Credit Agreement and are unsecured. The maximum and average amounts outstanding during 1996 were $4.0 million and $3.3 million respectively; at December 28, 1996, $4.0 million was outstanding and the per annum interest rate was 7.3%.

                            DESCRIPTION OF THE NOTES

     The Notes were issued under an indenture dated as of October 28, 1993 (the "Indenture") between the Company and Chemical Bank, Trustee (the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The following summary of the material provisions of the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definition of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions."

GENERAL

     The Notes are unsecured senior subordinated obligations of the Company limited to $125 million aggregate principal amount. The Notes were issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. (Section 302) Principal of, premium, if any, and interest on the Notes are payable, and the Notes are transferable, at the office or agency of the Company in The City of New York maintained for such purposes, which currently is the corporate trust office of the Trustee maintained at 450 West 33rd Street, New York, New York 10001. In addition, interest may be paid at the option of the Company (i) by check mailed to the person entitled thereto as shown on the security register or (ii) by transfer to an account maintained by the payee located in the United States. (Section 301) No service charge will be made for any registration of transfer or exchange of Notes, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

MATURITY, INTEREST AND PRINCIPAL

     The Notes mature on October 1, 2003. Interest on the Notes accrues at the rate of 9 1/2% per annum and is payable semiannually on April 1 and October 1 of each year to the person in whose name the Note is registered at the close of business on the March 15 or September 15 next preceding such interest payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. (Section 310)

REDEMPTION

     Optional Redemption. The Notes will be subject to redemption, at the option of the Company, in whole or in part, at any time on or after October 1, 1998, upon not less than 30 nor more than 60 days' notice at the following Redemption Prices (expressed as percentages of principal amount) set forth below, plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date), if redeemed during the 12-month period beginning October 1 of the years indicated:

                                    YEAR                                   REDEMPTION PRICE
    ---------------------------------------------------------------------  ----------------
    1998.................................................................       104.750%
    1999.................................................................       102.375
    2000 and thereafter..................................................       100.000


     Optional Redemption upon Change of Control. Upon the occurrence of a Change of Control (as defined below), the Notes are redeemable, in whole or in part, at the option of the Company, upon not less than 30 nor more than 60 days' prior notice to each Holder of Notes to be redeemed, which notice may be given at any time within 180 days after the occurrence of a Change in Control, at a redemption price equal to the sum of (i) the then outstanding principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date plus (iii) the Applicable Premium. (Section 203) The following definitions are used to determine the Applicable Premium:

          "Applicable Premium" is defined, with respect to a Note, as the greater of (i) 1.0% of the then Outstanding principal amount of such Note and (ii) the excess of (A) the present value of the required interest and principal payments due on such Note, computed using a discount rate equal to the Treasury Rate plus the Applicable Spread, over (B) the then Outstanding principal amount of such Note; provided that in no event will the Applicable Premium exceed the amount of the applicable redemption price upon an optional redemption less 100%, at any time on or after October 1, 1998.

          "Treasury Rate" is defined as the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Average Life of the Notes; provided, however, that if the Average Life of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life of the Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

          "Applicable Spread" is defined as 125 basis points.

          A "Change of Control" is defined to mean the occurrence of any of the following events: (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the

     Company; (b) the Company consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Company is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount that could be paid by the Company as a Restricted Payment under the Indenture and (ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation; or (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

          "Permitted Holders" means ML Capital Partners and its Affiliates and the Management Investors.

     In addition, as described below, the Company is obligated to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase within 30 days after the occurrence of a Change of Control. See "Covenants -- Change of Control." Although it is not obligated to do so, the Company anticipates that, upon any Change of Control, it would make such offer to purchase prior to making any decision as to whether to optionally redeem the Notes.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Company is required to purchase Notes as described above. (Section 1016) The existence of a Holder's right to require, subject to certain conditions, the Company to repurchase its Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control.

     The use of the term "all or substantially all" in Indenture provisions such as clause (b) of the definition of "Change of Control" and under "-- Mergers, Consolidations and Transfer of Assets" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court applying New York law would interpret the phrase. Accordingly, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person, which uncertainty should be considered by prospective purchasers of Notes.

     If less than all the Notes are to be redeemed, the particular Notes (or any portion thereof that is an integral multiple of $1,000) to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the outstanding Notes not previously called for redemption, by such method as the Trustee shall deem fair and appropriate. (Section 1104) Accordingly, the Holders of Notes do not have a right to a prorated redemption.

SUBORDINATION

     The payment of the principal of (and premium, if any, on) and interest on the Notes is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness.

In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or to its creditors, as such, or to its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not including insolvency or bankruptcy, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of the Company (except in connection with the consolidation or merger of the Company or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially as an entirety upon the terms and conditions described under "-- Covenants -- Mergers, Consolidations and Transfer of Assets" below), the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due on or in respect of all Senior Indebtedness, or provision shall be made for such payment, before the Holders of Notes will be entitled to receive any payment or distribution of any kind or character (other than any payment or distribution in the form of equity securities or subordinated securities of the Company or any successor obligor with respect to the Senior Indebtedness provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to substantially the same extent as, or to a greater extent than, the Notes are so subordinated as provided in the Indenture (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities")) on account of principal of (or premium, if any, on) or interest on the Notes. In the event that notwithstanding the foregoing, the Trustee or the Holder of any Note receives any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, in respect of principal of (or premium, if any, on) or interest on the Notes before all Senior Indebtedness is paid in full or payment thereof provided for, then such payment or distribution (other than a payment or distribution in Permitted Junior Securities) will be required to be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidator, trustee, custodian, assignee, agent or other Person making payment or distribution of assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full. (Section 1402)

     No payment or distribution of any assets of the Company of any kind or character (other than Permitted Junior Securities) may be made by the Company on account of principal of (or premium, if any, on) or interest on the Notes or on account of the purchase or redemption or other acquisition of Notes upon the occurrence of a Payment Event of Default and receipt by the Trustee of written notice thereof until such Payment Event of Default shall have been cured or waived. (Section 1403(a))

     No payment or distribution of any assets of the Company of any kind or character (other than Permitted Junior Securities) may be made by the Company on account of any principal of (or premium, if any, on) or interest on the Notes or on account of the purchase or redemption or other acquisition of Notes for the period specified below ("Payment Blockage Period") upon the occurrence of a Nonpayment Event of Default and receipt by the Trustee of written notice thereof from the Agent Bank or any other representative of a holder of Specified Senior Indebtedness. The Payment Blockage Period will commence upon the earlier of the dates of receipt by the Trustee or the Company of notice from the Agent Bank or any other holder of Specified Senior Indebtedness and shall end on the earliest of (i) 179 days thereafter, (ii) the date, as set forth in a written notice from the Agent Bank or a representative of the Specified Senior Indebtedness to the Company or the Trustee, on which such Nonpayment Event of Default is cured, waived or ceases to exist or such Specified Senior Indebtedness is discharged or
(iii) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the Agent Bank or such other representative initiating such Payment Blockage Period, after which the Company will resume making any and all required payments in respect of the Notes, including any missed payments. In any event, not more than one blockage period may be commenced during any period of 360 consecutive days, and there shall be a period of at least 181 consecutive days in each period of 360 consecutive days when no blockage period is in effect. No Nonpayment Event of Default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Specified Senior Indebtedness initiating such blockage period will be, or can be, made the basis for the commencement of a subsequent Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days. In the event that, notwithstanding the foregoing, the Company makes any payment to the Trustee or the Holder of any Note prohibited by the subordination provisions, then such payment will be required to be paid over and delivered forthwith to the Company. (Sections 1403(b) and 1403(c))

     By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and assets which would be otherwise be available to pay obligations in respect of the Notes will be available only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes.

     "Senior Indebtedness" means the principal of (and premium, if any, on) and interest on (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law) and other amounts due on or in connection with any Indebtedness of the Company, whether outstanding on October 28, 1993 or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness will not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" will include the principal of (and premium, if any, on) and interest (including interest accruing after the occurrence of an event of default or after the filing of a petition initiating any proceeding pursuant to any bankruptcy law) on all obligations of every nature of the Company from time to time owed to the Banks under the Bank Credit Agreement, including, without limitation, principal of and interest on, and all fees related to, the revolving loans or term loans (or any combination thereof) made pursuant to the Bank Credit Agreement, reimbursement and other obligations owed by the Company to the Banks with respect to any letters of credit and any obligations owed to the Banks with respect to interest rate protection incurred to satisfy the requirements of the Bank Credit Agreement or otherwise. Notwithstanding the foregoing, "Senior Indebtedness" will not include
(A) Indebtedness evidenced by the Notes, (B) Indebtedness of the Company that is expressly subordinated in right of payment to any Senior Indebtedness of the Company or the Notes, (C) Indebtedness that is represented by Redeemable Capital Stock, (D) Indebtedness of the Company to the extent incurred in violation of the "Limitation on Indebtedness" covenant of the Indenture and (E) Indebtedness of the Company to any Subsidiary.

     "Specified Senior Indebtedness" means (a) all Senior Indebtedness of the Company under the Bank Credit Agreement or refinancings thereof and (b) any other Senior Indebtedness or refinancings thereof having a principal amount of at least $12.5 million as of any date prior to the date of determination. For purposes of this definition, a refinancing of any Indebtedness shall be treated as such only if it ranks or would rank pari passu with the Indebtedness refinanced. (Section 101)

     The subordination provisions described above will cease to be applicable to the Notes upon any defeasance or covenant defeasance of the Notes as described under "Defeasance." (Article Thirteen)

     At December 28, 1996, the amount of Senior Indebtedness outstanding was $24.9 million. The Indenture limits, but does not prohibit, the incurrence by the Company of additional Indebtedness that is senior or pari passu in right of payment to the Notes and prohibits the incurrence by the Company of Indebtedness that is subordinated in right of payment to any other Indebtedness of the Company and senior in right of payment to the Notes.

COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment unless at the time of and after giving effect to the proposed Restricted Payment, (i) no Default or Event of Default shall have occurred and be continuing, (ii) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph under the "Limitation on Indebtedness" covenant and (iii) the aggregate amount of all Restricted Payments declared or made after the date of the Indenture (plus the amount of Investments made pursuant to clause (e)(ii)(A) under the "Limitation on Investments" covenant) shall not exceed the sum (without duplication) of:

          (A) 50% of the aggregate Consolidated Adjusted Net Income of the Company accrued on a cumulative basis during the period beginning on October 1, 1993 and ending on the last day of the Company's fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Adjusted Net Income is a loss, minus 100% of such loss), plus

          (B) the aggregate net cash proceeds, plus the Fair Market Value of property other than cash (as determined by the Company's Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution), received after October 28, 1993 by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of shares of Qualified Capital Stock of the Company or warrants, options or rights to purchase shares (other than issuances contemplated by clauses
     (ii) and (iii) of the definition of Permitted Payments set forth in paragraph (b) below) of Qualified Capital Stock of the Company, plus

          (C) the aggregate net cash proceeds, plus the Fair Market Value of property other than cash (as determined by the Company's Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution), received after October 28, 1993 by the Company as capital contributions, plus

          (D) the aggregate net cash proceeds received after October 28, 1993 by the Company (other than from any of its Restricted Subsidiaries) upon the exercise of options, warrants or rights to purchase shares of Qualified Capital Stock of the Company, plus

          (E) the aggregate net cash proceeds received after October 28, 1993 by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of debt securities or shares of Redeemable Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange, plus

          (F) to the extent not otherwise included in the Company's Consolidated Adjusted Net Income, the aggregate amount of principal repayments, interest on Indebtedness, dividends, distributions or other return of capital received by the Company or a Restricted Subsidiary from any Person (other than the Company or any Restricted Subsidiary) in which the Company or any of its Restricted Subsidiaries has an ownership interest, (including any return of capital resulting from redesignation of a Unrestricted Subsidiary as a Restricted Subsidiary) or any repayment of Indebtedness guaranteed by the Company or a Restricted Subsidiary to the extent the incurrence of such guarantee was an Investment pursuant to clause (e) of the "Limitation on Investments" covenant (valued in each case as provided in the definition of Investment) up to the amount of Investment made pursuant to clause (e) of the "Limitation on Investments" covenant.

     (b) Notwithstanding paragraph (a) above, the Company and any Restricted Subsidiary may take the following actions (clauses (i) through (vi) being referred to as "Permitted Payments") so long as, in the case of clauses (v) and
(vi), no Default or Event of Default has occurred and is continuing:

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of the previous paragraph;

          (ii) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary, in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip) or out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company;

          (iii) the redemption, defeasance, repurchase or acquisition or retirement for value (each, for purposes of this clause, a "refinancing") of any Indebtedness of the Company (other than Redeemable Capital Stock) which is pari passu with or expressly subordinate in right of payment to the Notes out of the net cash proceeds of a substantially concurrent issue and sale of (A) new Indebtedness of the Company or (B) shares of Qualified Capital Stock of the Company, provided that, with respect to clause (A), any such new Indebtedness (1) has a principal amount that does not exceed the principal amount so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing; provided that for purposes of this clause, the principal amount of any Indebtedness shall be deemed to mean the principal amount thereof or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination, (2) has an Average Life that is equal to or greater than the remaining Average Life of the Notes,
     (3) has a final Stated Maturity of principal that exceeds the final Stated Maturity of principal of the Notes, and (4) is pari passu with or expressly subordinated in right of payment to the Notes at least to the same extent as the Indebtedness refinanced;

          (iv) the declaration or payment of any dividend or distribution on any Capital Stock of any Restricted Subsidiary, or the purchase, redemption, acquisition or retirement for value of any Capital Stock of any Restricted Subsidiary, provided that such declaration, payment, purchase, redemption, acquisition or retirement is made pro rata among all holders of such Capital Stock of such Restricted Subsidiary;

          (v) payments to repurchase the capital stock of the Company from the Management Investors upon or occasioned by the death, disability or involuntary or voluntary termination of any such Management Investor in an aggregate amount not to exceed $2,000,000 in any one fiscal year plus the aggregate amount by which such repurchases under this clause (v) in the immediately prior fiscal year were less than $2,000,000; and

          (vi) payments or other actions described in the definition of Restricted Payment that would otherwise be Restricted Payments in an aggregate amount not to exceed $10,000,000.

     Except as provided in this paragraph (b), nothing in this covenant limits or restricts the making of any Permitted Payment and a Permitted Payment will not be treated as a Restricted Payment.

     (c) In computing Consolidated Adjusted Net Income under clause (iii)(A) of paragraph (a) above, the Company (1) shall use audited financial statements for the portions of the relevant period for which such statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period, and (2) shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Company that are available on the date of determination. If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustment made in good faith to the Company's financial statements affecting Consolidated Adjusted Net Income. (Section 1010)

     Limitation on Investments. The Company will not, and will not permit any Restricted Subsidiary to, make any Investment in any Person, except (a) Investments in, or Investments that result in the creation of, any Restricted Subsidiary by the Company or any other Restricted Subsidiary or Investments in the Company by any Restricted Subsidiary; (b) Investments made in any Cash Equivalents or in bonds or instruments issued by an industrial development authority the repayment of which is dependent upon payments from the Company or any Restricted Subsidiary; (c) loans or advances to employees made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed $250,000 outstanding at any one time; (d) Investments in prepaid expenses, negotiable instruments held for collection, lease, utility, workers' compensation, performance and other similar deposits; or Investments in stock, obligations or securities received in settlement of debts owing to the Company or a Restricted Subsidiary as a result of foreclosure, perfection or enforcement of any Lien, in each case as to debt that arose in the ordinary course of business of the Company or any such Restricted Subsidiary; and (e) other Investments in an aggregate amount not exceeding the sum of (i) $10,000,000, (ii) an amount equal to the sum of (A) the amount permitted at such time to be made as Restricted Payments pursuant to the provisions of paragraph (a) of the "Limitation on Restricted Payments" covenant and (B) the amount allowed as Permitted Payments pursuant to paragraph (b)(vi) of such covenant and (iii) an amount up to $5,000,000 for Investments in Permitted Joint Ventures. (Section 1011)

     Limitation on Indebtedness. (a) The Company will not incur, create, assume, guarantee or in any other manner become directly or indirectly liable for (collectively, "incur") the payment of any Indebtedness (including Acquired Indebtedness), other than Permitted Indebtedness, unless the Company's Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period and after giving pro forma effect to the incurrence of such Indebtedness (and all other Indebtedness incurred since the end of the most recently completed fiscal quarter of the Company preceding the date of determination) and (if applicable) the application of the net proceeds therefrom (and from any other Indebtedness), including to refinance other Indebtedness, as if such Indebtedness (and any such other Indebtedness) had been incurred on the first day of such four-quarter period, would have been greater than 2.0 to 1 for the period from the date of the Indenture through April 28, 1995 and 2.25 to 1 for all periods thereafter.

     (b) The Company will not permit any Restricted Subsidiary to incur any Indebtedness (including any Acquired Indebtedness), other than Permitted Subsidiary Indebtedness. (Section 1012)

     Limitation on Other Senior Subordinated Indebtedness. The Company will not incur, create, assume, guarantee or in any other manner become directly or indirectly liable with respect to or responsible for, or permit to remain outstanding, any Indebtedness, other than the Notes, that is subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is also pari passu with, or subordinate in right of payment to, the Notes pursuant to subordination provisions substantially similar to those contained in the Indenture. (Section 1013)

     Limitation on Issuances and Sale of Preferred Stock by Restricted Subsidiaries. The Company (a) will not permit any Restricted Subsidiary to issue any Preferred Stock (other than to the Company or a Wholly owned Restricted Subsidiary) and (b) will not permit any Person (other than the Company or a Wholly owned Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary. (Section 1014)

     Limitation on Liens. (a) The Company will not create, incur, assume or suffer to exist any Lien of any kind upon any of its property or assets, now owned or hereafter acquired, to secure any Pari Passu Indebtedness or Subordinated Indebtedness unless prior to or contemporaneously therewith the Notes are secured equally and ratably, provided that (1) if such secured Indebtedness is Pari Passu Indebtedness, the Lien securing such Pari Passu Indebtedness shall be subordinate and junior to, or pari passu with, the Lien securing the Notes and (2) if such secured Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be subordinate and junior to the Lien securing the Notes at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes. The foregoing shall not apply to any Lien securing Acquired Indebtedness of the Company, provided that any such Lien only extends to the assets that were subject to such Lien prior to the related acquisition by the Company and was not created, incurred or assumed in contemplation of such transaction.

     (b) The Company will not permit any Restricted Subsidiary to create, incur, assume or suffer to exist any Lien of any kind upon any of its property or assets, now owned or hereafter acquired, to secure any Indebtedness, other than Permitted Subsidiary Indebtedness. (Section 1015)

     Change of Control. Upon the occurrence of a Change of Control, the Company will be obligated to make an offer to purchase (a "Change of Control Offer") and shall, subject to the provisions described below, purchase, on a business day (the "Change of Control Purchase Date") not more than 90 nor less than 30 days following the occurrence of the Change of Control, all of the then outstanding Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Company shall, subject to the provisions described below, be required to purchase all Notes properly tendered into the Change of Control Offer and not withdrawn. Prior to the mailing of the notice to Holders provided for below, the Company shall have (x) obtained the requisite consents under the Bank Credit Agreement to permit the purchase of the Notes as provided for under this covenant or (y) terminated the commitments under and repaid the Outstanding Indebtedness under the Bank Credit Agreement to the extent the requisite consents thereunder have not been obtained. If a notice has been mailed when such condition precedent has not been satisfied, the Company shall have no obligation to (and shall not) effect the purchase of Notes until such time as such condition precedent is satisfied. Failure to mail the notice on the date specified below or to have satisfied the foregoing condition precedent by the date that the notice is required to be mailed shall in any event constitute a covenant Default under clause (e) of "-- Events of Default" herein. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Purchase Date. (Section 1016)

     In order to effect such Change of Control Offer, the Company will, not later than the 30th day after the Change of Control, mail to each Holder of Notes notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that Holders of Notes must follow to accept the Change of Control Offer.

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by Holders of Notes seeking to accept the Change of Control Offer. A failure to redeem all of the Notes tendered pursuant to a Change of Control Offer would constitute a Default under the Indenture. The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer at the same purchase price, at the same times and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     Disposition of Proceeds of Asset Sales. The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of and (ii) at least 75% of such consideration consists of cash or Cash Equivalents. To the extent that the Net Cash Proceeds of any Asset Sale are not required to be applied to prepay Senior Indebtedness and thereby permanently reduce the commitments or amounts available to be reborrowed under such Senior Indebtedness, as required by the terms thereof, or are not so applied, the Company or such Restricted Subsidiary, as the case may be, may apply the Net Cash Proceeds from such Asset Sale within 24 months of such Asset Sale to an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Restricted Subsidiaries existing on the date of the Indenture or in any business reasonably related thereto ("Replacement Assets") so long as the Company or such Restricted Subsidiary has notified the Trustee in writing within 180 days of such Asset Sale, that it has determined to apply the Net Cash Proceeds from such Asset Sale to an investment in Replacement Assets. Any Net Cash Proceeds from any Asset Sale as to which the Company does not so notify the Trustee within such 180-day period or does not so invest in such Replacement Assets within such 24-month period, or which are not used to repay Senior Indebtedness and thereby permanently reduce the commitments of amounts available to be reborrowed under such Senior Indebtedness (regardless of whether such repayment is required), constitute "Excess Proceeds" subject to disposition as provided below.

     When the aggregate amount of Excess Proceeds exceeds $10,000,000, the Company shall make an offer to purchase, from all Holders of the Notes, an aggregate principal amount of Notes equal to such Excess Proceeds, at a price in cash equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest, if any, to the purchase date. To the extent that the aggregate principal amount of Notes tendered pursuant to an offer to purchase is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal of Notes validly tendered and not withdrawn by Holders thereof exceeds the Excess Proceeds, Notes to be purchased will be selected on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset to zero.

     The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that an Asset Sale occurs and the Company is required to purchase Notes as described above. (Section 1017)

     Limitation on Transactions with Affiliates. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (other than a Restricted Subsidiary) unless (i) such transaction or series of related transactions is on terms that, in the Company's reasonable judgment in light of all circumstances, are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained at the time of such transaction or series of related transactions in a comparable transaction on an arm's length basis from a person that is not such an Affiliate, (ii) with respect to any transaction or series of related transactions involving aggregate consideration equal to or greater than $1,000,000 or more, but less than $5,000,000, the Company shall have delivered an Officer's Certificate to the Trustee certifying that such transaction or transactions are fair to the Company or its Restricted Subsidiary, as the case may be, from a financial point of view and (iii) with respect to any transaction or series of related transactions including aggregate consideration equal to or greater than $5,000,000 such transaction or series of related transactions is approved by a majority of the disinterested members of the Board of Directors or the Company has obtained a written opinion from an independent nationally recognized investment banking firm to the effect set forth in the preceding clause; provided, however, that the foregoing restriction shall not apply to (1) the payment of reasonable and customary regular fees to directors of the Company or any Restricted Subsidiary who are not employees of any such Persons, (2) loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries, (3) the payment of dividends in respect of the Capital Stock of the Company or any Restricted Subsidiary permitted under the "Limitation on Restricted Payments" covenant, as well as any payments permitted by clause (v) of paragraph (b) of such covenant, (4) any transaction or series of related transactions between the Company and any Restricted Subsidiary or between Restricted Subsidiaries and (5) the payment of fees to Merrill Lynch & Co. and its Affiliates (excluding ML Capital Partners and its controlled Affiliates) for consulting, investment banking or financial advisory services rendered to the Company or any Restricted Subsidiary. For purposes of this covenant, any transaction or series of transactions between the Company or any Restricted Subsidiary and any Affiliate of the Company that is approved as being on the terms required by clause (i) in the prior sentence by a majority of the disinterested members of the Board of Directors shall be deemed to be on terms as favorable as those that might be obtained at the time of such transaction or series of transactions in a comparable transaction on an arm's-length basis with an unaffiliated third party, and thus shall be permitted under this covenant without any further action. (Section 1018)

     Limitation on Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist any consensual encumbrance or restriction (other than pursuant to law or regulation) on the ability of any Restricted Subsidiary to (i) pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Indebtedness or other obligation owed to the Company or any Restricted Subsidiary; (ii) make loans or advances to the Company or any Restricted Subsidiary; or (iii) transfer any of its property or assets to the Company (other than property or assets subject to Liens permitted under paragraph (b) of the "Limitations on Liens" covenant described above); except, in each such case, any such consensual encumbrance or restriction (a) pursuant to any agreement in effect on the date of the Indenture, or (b) pursuant to any agreement, instrument or charter of or in respect of a Restricted Subsidiary entered into prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary and outstanding on such date and not entered into in anticipation of becoming a Restricted Subsidiary, or (c) pursuant to an agreement effecting a renewal, refunding or extension of any agreement, instrument or charter referred to in clause (a) or (b) above; provided, however, that the provisions relating to such encumbrance or restriction are no more restrictive in any material respect in the reasonable judgment of the Board of Directors. (Section 1019)

     Provision of Financial Information. So long as any of the Notes are outstanding, the Company will file, to the extent permitted under the Exchange Act, with the Commission the annual reports, quarterly reports and other documents otherwise required to be filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act as if the Company were subject to such Sections and will also provide to all Holders and file with the Trustee copies of such reports and documents within 15 days after it files them with the Commission or, if filing such reports and documents by the Company with the Commission is not permitted under the Exchange Act, within 15 days after it would otherwise have been required to file such reports and documents if permitted, in each case at the Company's cost. (Section 1009)

     Mergers, Consolidations and Transfer of Assets. The Company will not consolidate with or merge with or into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person after the date of original issuance of the Notes, unless: (a) either (i) the Company will be the continuing corporation or (ii) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety shall be a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture the Company's obligation for the due and punctual payment of the principal of (and premium, if any, on) and interest on all the Notes and the performance and observance of every covenant of the Indenture on the part of the Company to be performed or observed; (b) immediately thereafter, no Event of Default (and no event that, after notice or lapse of time or both, would become an Event of Default) shall have occurred and be continuing; (c) immediately thereafter, on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction and the application of the proceeds therefrom), either (i) the Company or such Person could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the first paragraph of the "Limitation on Indebtedness" covenant or (ii) the Company's or such Person's Fixed Charge Coverage Ratio would be equal to or greater than the Company's Fixed Charge Coverage Ratio immediately prior to such transaction (assuming a market rate of interest with respect to such additional Indebtedness); (d) immediately thereafter the Company or such Person will have a consolidated net worth, determined in accordance with generally accepted accounting principles, consistently applied, equal to or greater than the consolidated net worth of the Company determined in accordance with generally accepted accounting principles, consistently applied, immediately prior to such transaction; and (e) the Company or such Person will have delivered to the Trustee an Officer's Certificate and Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the Indenture and that all conditions precedent contained therein relating to such transaction have been satisfied. (Section
801)

EVENTS OF DEFAULT

     The following are "Events of Default" under the Indenture:

          (a) default in the payment of any interest on any Note when it becomes due and payable, and continuance of such default for a period of 30 days; or

          (b) default in the payment of the principal of (or premium, if any, on) any Note when due; or

          (c) default in the payment of principal of (or premium, if any, on) and interest on Notes required to be purchased pursuant to an offer to purchase made by the Company as described under the "Change of Control" and "Disposition of Proceeds of Asset Sales" covenants when due and payable; or

          (d) failure to perform or comply with the provisions described under "-- Covenants -- Mergers, Consolidations and Transfer of Assets"; or

          (e) default in the performance, or breach, of any other covenant of the Company in the Indenture, continued for 60 days after written notice; or

          (f) acceleration of any Indebtedness of the Company or any of its Material Subsidiaries in an aggregate amount in excess of $10,000,000; or

          (g) final judgments or orders rendered against the Company or any Material Subsidiary that are unsatisfied and that require the payment in money, either individually or in an aggregate amount, that is more than $10,000,000 over the coverage under applicable insurance policies and either (i) commencement by any creditor of an enforcement proceeding upon such judgment (other than a judgment that is stayed by pending appeal or otherwise) or (ii) the occurrence of a 30-day period during which a stay of such judgment or order, by reason of pending appeal or otherwise, was not in effect; or

          (h) the entry of a decree or order by a court having jurisdiction in the premises (A) for relief in respect of the Company or any Material Subsidiary in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law, or (B) adjudging the Company or a Material Subsidiary bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of the Company or a Material Subsidiary under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Material Subsidiary or of a substantial part of their consolidated assets, or ordering the winding up or liquidation of their affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

          (i) the commencement by the Company or any Material subsidiary of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any Material Subsidiary to the entry of a decree or order for relief in respect thereof in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by the Company or any Material Subsidiary of a petition or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of any of the Company or any Material Subsidiary or of any substantial part of their consolidated assets, or the making by it of an assignment for the benefit of creditors under any such law, or the admission by it in writing of its inability to pay its debts generally as they become due or taking of corporate action by the Company or any Material Subsidiary in furtherance of any such action. (Section 501)

     Subject to the provisions of the Indenture relating to the duties of the Trustee, when an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Section 602) Subject to certain provisions concerning the rights of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee under the Indenture. (Section 512)

     If an Event of Default (other than as specified in clauses (h) and (i)) shall occur and be continuing, then the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes may, and the Trustee upon the request of the Holders of not less than 25% in principal amount of the outstanding Notes shall, by notice in writing as provided in the Indenture, declare the principal of all the Notes to be due and payable immediately. If an Event of Default specified in clauses (h) and (i) shall occur and be continuing, the principal on the Notes shall be due and payable immediately without any action on the part of the Trustee or any Holder. After any such acceleration, but before a judgment or decree based on such acceleration, the Holders of a majority in principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502) For information with respect to waiver of defaults, see "Modification and Waiver."

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of not less than 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. (Section 508)

     If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within 90 days after such occurrence. Except in the case of a Default or an Event of Default in payment of principal of (or premium, if any, on) or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if the board of directors, the executive committee or a committee of its trust officers determines in good faith that withholding the notice is in the interest of the Holders; provided, that in the case of any Default of the character specified in clause (e) above, no such notice to Holders shall be given until at least 30 days after the occurrence thereof.

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. The Company also is required to notify the Trustee within five business days of the occurrence of any event that is, or after notice or lapse of time or both would become, an Event of Default. (Section 1008)

DEFEASANCE

     The Company may, at its option and at any time, terminate the obligations of the Company with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of (and premium, if any, on) and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate its obligations with respect to certain covenants that are set forth in the Indenture, some of which are described under "Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance"). (Sections 1302 and 1303)

     In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clauses (h) and (i) under the first paragraph under "Events of Default" are concerned, at any time during the period ending the 91st day after the date of deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company is a party or by which it is bound; and (vi) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the

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

Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with and that no violations under agreements governing any other outstanding Indebtedness would result. (Section 1304)

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money or certain United States governmental obligations has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 401)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of (or the premium, if any on) or interest on, any Note, (c) change the place, coin or currency of payment of principal of (or the premium, if any, on) or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, (h) modify the "Limitation on other Senior Subordinated Indebtedness" covenant or any of the provisions of the Indenture relating to the subordination of the Notes in a manner adverse to the Holders, or (i) amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate the offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto. (Section 902)

     The Holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1020) The Holders of a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest. (Section 513)

THE TRUSTEE

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein also contain limitations on the rights of the Trustee, should it become a creditor of the Company to obtain payment of the claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Agent Bank" means The First National Bank of Boston as agent under the Bank Credit Agreement and any future agent under the Bank Credit Agreement.

     "Asset Sale" means any conveyance, transfer, lease or other disposition (including, without limitation, by way of merger or consolidation) (collectively, for purposes of this definition, a "transfer"), directly or indirectly, in one or a series of related transactions, of (A) any Capital Stock of any Restricted Subsidiary; (B) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary; or (C) any other properties or assets (other than transfers of cash or property permitted by the "Limitation on Restricted Payments" covenant and "Limitation on Investments" covenant) of the Company or any Restricted Subsidiary other than in the ordinary course of business. For purposes of this definition, the term "Asset Sale" shall not include any transfer of properties and assets or Capital Stock (i) that is governed by the provisions described under "Mergers, Consolidations and Transfer of Assets" above, (ii) of the Company or any Restricted Subsidiary to the Company or any Wholly owned Restricted Subsidiary, (iii) consisting of obsolete equipment, or of assets that, in the Company's reasonable judgment, are either (x) no longer used or (y) no longer useful in the business of the Company or its Restricted Subsidiaries, or (iv) any transfers that, but for this clause (iv), would be Asset Sales, if
(a) the Company elects to designate such transfers as not constituting Asset Sales and (b) after giving effect to such transfers, the aggregate Fair Market Value of the properties or assets transferred since the date of the Indenture pursuant to transfers so designated by the Company does not exceed $5,000,000.

     "Average Life" means, with respect to any Indebtedness, as of the date of determination, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

     "Bank Credit Agreement" means (i) the Loan Agreement dated as of October 28, 1993 between the Company and the Banks as in effect on the date of the Indenture and as such agreement may be amended, restated, supplemented or otherwise modified from time to time; (ii) the financing letter dated September 24, 1993 from The Wachovia Bank of South Carolina to the Company for an uncommitted line of credit with terms to be determined at the time of borrowing and as such financing letter may be amended, restated, supplemented or otherwise modified from time to time; and (iii) any agreement or agreements refinancing or replacing either or both of such Agreement and financing letter or any replacement agreement or agreements as the same may be amended, restated, supplemented or otherwise modified from time to time.

     "Banks" means the lenders from time to time who are parties to the Bank Credit Agreement.

     "Business Day" means any day that is not a Saturday, a Sunday or a day on which banking institutions in the Borough of Manhattan, The City of New York, New York are authorized or obligated by law, regulation or executive order to close.

     "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property that is required to be classified and accounted for as a capital lease or obligation in accordance with generally accepted accounting principles and, for the purposes of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with such principles.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person. For purposes of the Indenture, a Person's Capital Stock that is either unissued or held by such Person is not property or assets of such Person.

     "Cash Equivalents" means (A) any evidence of Indebtedness, maturing not more than one year after the date of acquisition, issued by the United States of America or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the United States of America, (B) any certificate of deposit issued by, time deposit of (in either case maturing not more than one year after the date of acquisition or deposit) or any overnight bank deposits or bankers' acceptances at a commercial banking institution that has combined capital and surplus of not less than $100,000,000, whose debt is rated at the time as of which any Investment therein is made "A" (or higher) according to Moody's or "A" (or higher) according to S&P, (C) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company or a Subsidiary) organized and existing under the laws of the United States of America or any state thereof with a rating, at the time as of which any Investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P and (D) any money market or other deposit accounts issued or offered by any domestic institution in the business of accepting money market accounts or any commercial banking institution described in clause (B) above.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Adjusted Net Income" means, for any period, the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined in accordance with generally accepted accounting principles, adjusted (i) by adding thereto (A) the amount of any depreciation and amortization expense of the Company and its Restricted Subsidiaries for such period resulting from the 1986 Acquisition, and (B) the amount of any expense arising out of the non-competition agreement given by CMC Holding Corp., f/k/a Chatham Manufacturing Company, and (ii) by excluding (a) net after-tax extraordinary gains or losses (less all fees and expenses relating thereto), (b) net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions, (c) the net income (or net loss) of any Person (other than the Company or any Restricted Subsidiary) in which the Company or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends or interest on indebtedness actually paid to the Company or any Restricted Subsidiary in cash by such other Person during such period, (d) the net income (or net loss) of any Person combined with the Company or any Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination, and (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its net income is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders.

     "Consolidated Interest Expense" means, for any period, the amount which, in conformity with generally accepted accounting principles, would be set forth opposite the caption "interest expense" (or any like caption) on a consolidated statement of operations of the Company and its Restricted Subsidiaries for such period plus the aggregate amount for such period of dividends on any Redeemable Capital Stock or Preferred Stock of the Company and its Restricted Subsidiaries. Consolidated Interest Expense shall include accruals in respect of interest rate contracts (but shall exclude expenses relating to the amortization of front-end fees and deferred debt costs or other similar payments).

     "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, amortization and other non-cash charges of the Company and its Restricted Subsidiaries for such period, as determined in accordance with generally accepted accounting principles (excluding any such non-cash charge that requires an accrual of or reserve for cash charges for any future period).

     "Consolidated Tax Expense" means, for any period, the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such period as determined in accordance with generally accepted accounting principles.

     "Fair Market Value" means the fair market value of an asset or Redeemable Capital Stock as determined by the Board of Directors of the Company in good faith; provided, however, that the Board of Directors of the Company shall be under no obligation to obtain any valuation or assessment from any investment banker, appraiser or other third party.

     "Fixed Charge Coverage Ratio" means, for any period, the ratio of (a) the sum of Consolidated Adjusted Net Income, Consolidated Interest Expense, Consolidated Tax Expense, Consolidated Non-cash Charges deducted in computing Consolidated Adjusted Net Income and not included in clause (i) of the definition of Consolidated Adjusted Net Income and one-third of the rental payments with respect to any operating leases under which the Company or any Restricted Subsidiary is the lessee, in each case, for such period, of the Company and its Restricted Subsidiaries on a consolidated basis, all determined in accordance with generally accepted accounting principles, to (b) the sum of such Consolidated Interest Expense for such period and one-third of the rental payments for such period with respect to any operating leases under which the Company or any Restricted Subsidiary is the lessee; provided that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of the Company, a fixed or floating rate of interest, shall be computed by applying, at the option of the Company, either the fixed or floating rate, and (ii) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

     "Guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation.

     "Holder" means a Person in whose name a Note is registered in the Note Register.

     "Indebtedness" means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade accounts payable and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities,
(ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (iv) all Capitalized Lease

Obligations of such Person, (v) all Indebtedness referred to in (but not excluded from) clause (i), (ii), (iii) or (iv) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vi) all guarantees by such Person of Indebtedness referred to in (but not excluded from) this definition, (vii) all Redeemable Capital Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends, (viii) all obligations under interest rate contracts of such Person and (ix) any amendment, supplement, modification, deferral, renewal, extension or refinancing of any liability of the types referred to in clauses (i) through (viii) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock.

     "Investment" means any direct or indirect advance, loan, guarantee of Indebtedness or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by, any other Person, excluding (i) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries, (ii) interest rate or currency protection agreements entered into in the ordinary course of business or as required by any Permitted Indebtedness; (iii) bonds, notes, debentures or other securities received as a result of Asset Sales permitted under the "Disposition of Proceeds of Asset Sales" covenant and dispositions of assets to the extent not prohibited by the Indenture and (iv) split dollar insurance and similar funding arrangements entered into in connection with employment agreements or arrangements approved by a majority of the disinterested members of the Board of Directors of the Company. For the purpose of making any calculations under the Indenture (i) Investment shall include the Company's proportionate share of the Net Worth of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at Fair Market Value at the time of such transfer and (iii) any redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary shall be a return or contribution of capital or both, as the case may be, in an amount equal to the Net Worth of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary.

     "Lien" means any mortgage, charge, pledge, lien, security interest or encumbrance of any kind.

     "Management Investors" means the former and current officers and other members of the management of the Company who at any particular date shall beneficially own, directly or indirectly, Voting Stock of the Company, as well as trustees, custodians, partnerships, executors and other entities that directly or indirectly hold such Voting Stock for the benefit of any such officer, member of management or any of their respective family members.

     "Material Subsidiary" means, at any particular time, any Restricted Subsidiary of the Company that, together with the Subsidiaries of such Restricted Subsidiary, (a) accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries for the most recently completed fiscal year of the Company or (b) was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries as at the end of such fiscal year, all as shown on the consolidated financial statements of the Company and its Restricted Subsidiaries for such fiscal year.

     "ML Capital Partners" means Merrill Lynch Capital Partners, Inc., a wholly owned subsidiary of Merrill Lynch & Co., Inc.

     "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the

Company or any Restricted Subsidiary) net of (i) brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid and that have been paid, or amounts required to be pledged and that are pledged, to secure Indebtedness owed, to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale (which, in the case of a Lien, is being pledged to permanently reduce Indebtedness secured by such Lien) and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with generally accepted accounting principles consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Cash Proceeds.

     "Net Worth" means, at any date, the Fair Market Value of the consolidated assets of any Person less all consolidated liabilities of such Person which would appear on a consolidated balance sheet of such Person prepared as of such date in accordance with generally accepted accounting principles consistently applied.

     "Non-payment Event of Default" means any event (other than a Payment Event of Default), the occurrence of which entitles one or more Persons to accelerate the maturity of any Specified Senior Indebtedness.

     "Pari Passu Indebtedness" means any Indebtedness of the Company that is pari passu in right of payment to the Notes.

     "Payment Event of Default" means any default in the payment or required prepayment of principal of (or premium, if any, on) or interest on any Specified Senior Indebtedness when due (whether at final maturity, upon scheduled installment, acceleration or otherwise).

     "Permitted Indebtedness" means any of the following:

          (i) Indebtedness of the Company under the Bank Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed $100,000,000, less any amounts derived from Asset Sales and applied to the permanent reduction of such Bank Credit Agreement as contemplated by the "Disposition of Proceeds of Asset Sales" covenant;

          (ii) Indebtedness of the Company under the Notes;

          (iii) Indebtedness of the Company outstanding on the date of this Indenture, other than Indebtedness pursuant to clause (i) hereof;

          (iv) Indebtedness of the Company to any Wholly owned Restricted Subsidiaries;

     (v) any renewals, amendments, extensions, supplements, modifications, deferrals, refinancings or replacements (each, for purposes of this clause, a "refinancing") by the Company of any Indebtedness of the Company, including any successive refinancings by the Company, so long as (A) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced, plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness being so refinanced or the amount of any expenses incurred in connection therewith and premium reasonably determined by the Company as necessary to accomplish such refinancing (it being understood that, with respect to the refinancing of the Indebtedness permitted to be incurred under clause (i) above, the amount of such Indebtedness outstanding pursuant to such clause (i), together with any refinancings thereof, shall not at any one time exceed $100,000,000) and (B) in the case of any refinancing of Pari Passu Indebtedness or Subordinated Indebtedness, (1) such new Indebtedness is made pari passu with or subordinate to the Notes at least to the same extent as the Indebtedness being refinanced and (2) such new Indebtedness has an Average

Life and final Stated Maturity of principal that exceeds the Average Life and final Stated Maturity of principal of the Notes;

          (vi) interest rate contracts to the extent required by the terms of the Indebtedness permitted by clause (i) of this definition and interest rate cap agreements;

          (vii) purchase money Indebtedness in the aggregate principal amount outstanding at any time (together with the Indebtedness permitted by clause
     (vi) of the definition of Permitted Subsidiary Indebtedness) not to exceed $2,000,000; and

          (viii) Indebtedness in addition to that permitted to be incurred pursuant to clauses (i) through (vii) above with an aggregate principal amount not in excess of $20,000,000 outstanding at any one time.

     "Permitted Subsidiary Indebtedness" means any of the following:

          (i) Indebtedness of any Restricted Subsidiary outstanding on the date of the Indenture;

          (ii) Indebtedness of any Restricted Subsidiary to any Wholly owned Restricted Subsidiary of the Company or to the Company;

          (iii) any renewals, amendments, extensions, supplements, modifications, deferrals, refinancings or replacements (each, for purposes of this clause, a "refinancing") by any Restricted Subsidiary of any Permitted Subsidiary Indebtedness of such Restricted Subsidiary, including any successive refinancings by such Restricted Subsidiary, so long as any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced, plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness being so refinanced or the amount of any premium reasonably determined by such Restricted Subsidiary as necessary to accomplish such refinancing (it being understood that, with respect to the refinancing of the Permitted Subsidiary Indebtedness permitted to be incurred under clause
     (vii) below, the amount of such Indebtedness outstanding pursuant to such clause (vii), together with any refinancings thereof, shall not at any one time exceed $10,000,000);

          (iv) guarantees by Restricted Subsidiaries of Senior Indebtedness of the Company, so long as the Notes also are guaranteed with the same relative priority as the Notes have with respect to such Senior Indebtedness; provided that such guarantees will provide by their terms that they will be automatically and unconditionally released and discharged upon the release or discharge of the guarantee of Senior Indebtedness that resulted in the creation of such guarantee, and guarantees by Restricted Subsidiaries of Permitted Subsidiary Indebtedness of Wholly owned Restricted Subsidiaries of the Company;

          (v) Acquired Indebtedness so long as the Company on a pro forma basis could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of the "Limitation on Indebtedness" covenant;

          (vi) purchase money Indebtedness in the aggregate principal amount outstanding at any time (together with the Indebtedness permitted by clause
     (vii) of the definition of Permitted Indebtedness) not to exceed $2,000,000; and

          (vii) Indebtedness in addition to that permitted to be incurred pursuant to clauses (i) through (vi) above with an aggregate principal amount not in excess of $10,000,000 outstanding at any one time.

     "Permitted Joint Venture" means an entity in which the Company or any Subsidiary has an equity interest together with Casa Distex S.A. de C.V. or any of its Affiliates, and which is formed after the date of the Indenture for the purpose of engaging in a business (i) in which the Company or its Subsidiaries are engaged on the date of the Indenture or (ii) which is related to a business in which the Company or its Subsidiaries are engaged on the date of the Indenture.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding or issued after the date of the Indenture and includes, without limitation, all classes and series or preferred or preference stock.

     "Qualified Capital Stock" means any Capital Stock of the Company other than Redeemable Capital Stock.

     "Redeemable Capital Stock" means any equity security that by its terms is required to be redeemed prior to the final Stated Maturity of principal of the Notes, or is redeemable at the option of the holder thereof at any time prior to the final Stated Maturity of principal of the Notes.

     "Restricted Payment" means (i) any declaration or payment of any dividend on, or any distribution in respect of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in Qualified Capital Stock of the Company or in options, warrants or other rights to acquire Qualified Capital Stock of the Company), (ii) any purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any options, warrants, or rights to purchase or acquire shares of Capital Stock of the Company, (iii) any declaration or payment of any dividend on, or any distribution to holders in respect of, any Capital Stock of any Restricted Subsidiary (other than with respect to any such Capital Stock held by the Company or any Wholly owned Restricted Subsidiary) or any purchase, redemption or other acquisition or retirement for value, of any Capital Stock of any Restricted Subsidiary (other than any such Capital Stock held by the Company or any Wholly owned Restricted Subsidiary), and (iv) any principal payment on, repurchase, redemption, defeasance, retirement or other acquisition or retirement for value prior, in each such case, to any scheduled maturity, repayment or sinking fund payment any Pari Passu Indebtedness or Subordinated Indebtedness.

     "Restricted Subsidiary" means any Subsidiary, whether existing on or after the date of the Indenture, unless such Subsidiary is an Unrestricted Subsidiary or is designated an Unrestricted Subsidiary on the date it becomes a Subsidiary.

     "Stated Maturity" when used with respect to any Indebtedness or any installment of interest thereon means the date specified in the instrument evidencing or governing such Indebtedness as the fixed date on which the principal amount of such Indebtedness or such installment of interest is due and payable.

     "Subordinated Indebtedness" means Indebtedness of the Company subordinated in right of payment to the Notes.

     "Subsidiary" means any Person a majority of the equity ownership or the outstanding Voting Stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

     "Unrestricted Subsidiary" means (i) any Subsidiary that at the time of determination will be designated an Unrestricted Subsidiary by the Board of Directors of the Company as provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary as an Unrestricted Subsidiary so long as (a) neither the Company nor any Restricted Subsidiary is directly or indirectly liable for any Indebtedness of such Subsidiary, (b) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity and (c) neither the Company nor any Restricted Subsidiary has made an Investment in such Subsidiary unless such Investment was permitted under the "Limitation on Investments" covenant; provided, however, that with respect to clause (a) the Company or a Restricted Subsidiary may be liable for Indebtedness of an Unrestricted Subsidiary if (x) such liability resulted in an Investment permitted under the "Limitation on Investments" covenant at the time of incurrence or (y) the liability is permitted under the "Limitation on Investments" covenant at the time of designation of such Unrestricted Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing a board resolution with the Trustee giving effect to such designation. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation, there would be no defaults or Event of Default under the Indenture.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly owned Restricted Subsidiary" means any Restricted Subsidiary to the extent all of the Capital Stock or other ownership interests in such Restricted Subsidiary, other than any director's qualifying shares mandated by applicable law, is owned directly or indirectly by the Company.

                              PLAN OF DISTRIBUTION

     This Prospectus is to be used by Merrill Lynch in connection with offers and sales of the Notes in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of sale. Merrill Lynch may act as principal or agent in such transactions.

     Merrill Lynch is affiliated with entities that own capital stock representing approximately 58.8% of the aggregate voting power of the capital stock of the Company, and have the ability to elect a majority of the members of the Company's Board of Directors. See "Ownership of the Company."

     Merrill Lynch acted as underwriter in connection with the original offering of the Notes and received an underwriting discount of $3,046,875.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company as of December 28, 1996 and December 30, 1995 and for each of the three years ended December 28, 1996 included in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants as stated in their report appearing in this Prospectus. Such financial statements and related schedules audited by Arthur Andersen LLP have been so included in reliance on such reports given upon the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

CMI INDUSTRIES, INC. AND SUBSIDIARIES

  Report of Independent Public Accountants.......................................   F-2

  Consolidated Balance Sheets as of December 30, 1995 and December 28, 1996......   F-3

  Consolidated Statements of Operations for the years ended December 31, 1994,
       December 30, 1995, and December 28, 1996..................................   F-4

  Consolidated Statements of Changes in Stockholders' Equity for the years
       ended December 31, 1994, December 30, 1995 and December 28, 1996..........   F-5

  Consolidated Statements of Cash Flows for the years ended December 31, 1994,
       December 30, 1995 and December 28, 1996...................................   F-6

  Notes to the Consolidated Financial Statements.................................   F-7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Board of Directors of
CMI Industries, Inc.:

We have audited the accompanying consolidated balance sheets of CMI Industries, Inc. (a Delaware corporation) and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMI Industries, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.


                                                 /s/ ARTHUR ANDERSEN LLP


Columbia, South Carolina
March 20, 1997.

                     CMI INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    DECEMBER 30, 1995 AND DECEMBER 28, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                  1995                1996
                                                --------            --------
ASSETS
Current Assets:
  Cash and cash equivalents                     $    227             $  2,244
  Receivables, net                                50,684               47,509
  Inventories, net                                67,051               58,143
  Deferred income taxes                               --                3,139
  Other current assets                             5,319                1,588
                                                --------             --------
     Total current assets                        123,281              112,623

Property, plant and equipment, net               125,774              112,545
Intangible and other assets, net                   8,053                8,366
                                                --------             --------

                                                $257,108             $233,534
                                                ========             ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Book overdraft                                 $13,226              $11,500
  Current portion of long-term debt                  853                4,000
  Accounts payable                                13,471               15,528
  Accrued expenses, including
   restructuring charges                          15,189               13,089
                                                --------             --------
     Total current liabilities                    42,739               44,117

Long-term debt                                   154,245              143,749
Deferred income taxes                              3,352                   --
Other liabilities                                 14,264               13,823
                                                --------             --------
                                                 171,861              157,572

Commitments and contingencies

Stockholders' Equity:
  Common stock of $1 par value per
    share; 2,100,000 shares
    authorized, 1,690,318 shares issued
    and outstanding in 1995 and 1996               1,690                1,690
  Paid-in capital                                 11,350               11,350
  Retained earnings                               29,468               18,805
                                                --------             --------
     Total stockholders' equity                   42,508               31,845
                                                --------             --------

                                                $257,108             $233,534
                                                ========             ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                     CMI INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 1994,  DECEMBER 30, 1995 AND DECEMBER 28, 1996
                                 (IN THOUSANDS)




                                                      1994       1995       1996
                                                    --------  ---------  ---------


Net sales                                           $390,067   $408,636   $374,044
Cost of sales                                        343,443    367,925    345,888
                                                    --------  ---------  ---------
Gross profit                                          46,624     40,711     28,156
Selling, general and administrative expenses          31,433     32,704     31,097
Executive severance charges                               --      4,782         --
Provision for restructuring and other nonrecurring
 asset writeoffs                                          --     12,900         --
                                                    --------  ---------  ---------
       Operating income (loss)                        15,191     (9,675)    (2,941)
                                                    --------  ---------  ---------

Other income (expenses):
  Interest expense                                   (14,430)   (17,174)   (15,425)
  Amortization of non-compete agreement                 (312)        --         --
  Other, net                                           1,709      1,406      1,588
                                                    --------  ---------  ---------
       Total other expenses, net                     (13,033)   (15,768)   (13,837)

   Income (loss) before income taxes                   2,158    (25,443)   (16,778)

Income tax provision (benefit)                           789     (9,500)    (6,115)
                                                    --------  ---------  ---------


   Net income (loss)                                  $1,369  $ (15,943) $ (10,663)
                                                    ========  =========  =========









The accompanying notes to consolidated financial statements are an integral part of these statements.

                     CMI INDUSTRIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

 FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
                                 (IN THOUSANDS)







                                  COMMON STOCK                         TOTAL
                                 --------------  PAID-IN  RETAINED  STOCKHOLDERS'
                                 SHARES  AMOUNT  CAPITAL  EARNINGS      EQUITY
                                 ------  ------  -------  --------   -----------

Balance as of January 1, 1994     1,773  $1,773  $14,587   $44,042     $60,402
 Net income                          --      --       --     1,369       1,369
                                 ------  ------  -------  --------     -------

Balance as of December 31, 1994   1,773  $1,773  $14,587   $45,411     $61,771
 Retirement of common stock         (83)    (83)  (3,237)       --      (3,320)
 Net loss                            --      --       --   (15,943)    (15,943)
                                 ------  ------  -------  --------    --------

Balance as of December 30, 1995   1,690  $1,690  $11,350   $29,468     $42,508
 Net loss                            --      --       --   (10,663)    (10,663)
                                 ------  ------  -------  --------    --------

Balance as of December 28, 1996   1,690  $1,690  $11,350   $18,805     $31,845
                                 ======  ======  =======  ========     =======




The accompanying notes to consolidated financial statements are an integral part of these statements.

                     CMI INDUSTRIES, INC. AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1994,

                    DECEMBER 30, 1995 AND DECEMBER 28, 1996
                                 (IN THOUSANDS)

                                                               1994         1995         1996
                                                              -------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                             $ 1,369     $(15,943)    $(10,663)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
  Depreciation and amortization                                20,834       23,241       23,226
  (Gain) loss on disposal of equipment                            609          195         (109)
  Nonrecurring asset writeoffs                                     --        7,852           --
  Changes in assets and liabilities:
    Receivables                                                (5,109)       8,855        3,175
    Inventories                                                (4,130)      11,516        8,908
    Other current assets                                         (992)          40        3,731
    Intangible and other assets                                (2,408)          40         (817)
    Payable--book overdraft                                     1,551        2,956       (1,726)
    Accounts payable                                              531       (4,877)       2,057
    Accrued expenses, including restructuring charges           2,318        2,070       (2,100)
    Deferred income taxes                                         263       (9,736)      (6,491)
    Other liabilities                                          (3,234)       4,579         (441)
                                                              -------     --------     --------
         Net cash provided by operating activities             11,602       30,788       18,750
                                                              -------     --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Cost of United Elastic acquisition,
      net of Chesterfield disposal
      and cash acquired                                            --      (20,062)          --
Cost of Clarkesville acquisition, net of cash acquired        (11,952)          --           --
Purchases of property, plant and equipment, net               (28,390)      (8,850)      (9,288)
                                                              -------     --------     --------
         Net cash used in investing activities                (40,342)     (28,912)      (9,288)
                                                              -------     --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) on revolving credit facilities     29,129       (1,474)      (7,445)
Purchase of common stock from management                           --       (3,320)          --
                                                              -------     --------     --------
         Net cash provided by (used in) financing activities   29,129       (4,794)      (7,445)
                                                              -------     --------     --------

Net increase (decrease) in cash and cash equivalents              389       (2,918)       2,017
Cash and cash equivalents, beginning of period                  2,756        3,145          227
                                                              -------     --------     --------
Cash and cash equivalents, end of period                      $ 3,145     $    227     $  2,244
                                                              =======     ========     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the period for:
    Interest                                                  $12,785    $  16,466    $  15,211
                                                              =======    =========    =========
    Income taxes                                              $   799    $     932    $      --
                                                              =======    =========    =========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     CMI INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)


1.  DESCRIPTION OF COMPANY

CMI Industries, Inc. ("CMI," a Delaware corporation and subsequently referred to as the "Company") is a diversified manufacturer of textile products serving a variety of markets. On October 28, 1993, the Company merged its two primary operating subsidiaries, Clinton Mills, Inc. and Chatham Manufacturing, Inc. ("Chatham"), with and into the Company upon the closing of the Offering (see note 3). The Company currently operates through two groups: the Greige Fabrics Division and the Finished Fabrics Division.

On January 3, 1995, the Company completed its acquisition of $21,400 of assets of United Elastic Corporation for a purchase price of $20,600 plus the assumption of approximately $800 of liabilities. The acquired operation consists of a manufacturing facility located in Stuart, Virginia, which produces narrow elasticized woven fabrics and products for sale to the intimate apparel, swimwear and medical markets. The acquired assets are included in the Company's financial results in 1995 and 1996.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company uses a 52-53 week fiscal year. There were 52 weeks in each of the years presented in the Company's accompanying statements of operations. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company includes cash, demand deposits and highly liquid investments with maturities of less than three months in cash and cash equivalents in its consolidated financial statements. The book overdraft consists of outstanding checks that had not been presented to a bank for payment.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market and include the costs of raw materials, direct labor and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is calculated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. For income tax purposes, depreciation is calculated principally by accelerated methods. Estimated useful lives are as follows:


                      Buildings                20 years
                      Land improvements        20 years
                      Machinery and equipment  3-10 years


INTANGIBLE AND OTHER ASSETS

Capitalized debt issuance costs are amortized over the remaining terms of the respective debt using the straight-line method.

REVENUE RECOGNITION

The Company recognizes revenue when goods are shipped or when ownership is assumed by the customers.

LINE OF BUSINESS AND CREDIT RISK

The Company's line of business is the manufacturing and selling of fabrics and other textile products for the home furnishings, apparel, furniture upholstery, transportation upholstery, bedding and industrial markets. Export sales are insignificant. Substantially all of the Company's accounts receivable are due from companies in the above markets located throughout the United States. The Company generally does not require collateral for its accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

INCOME TAXES

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," which requires deferred income taxes to be recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

PRIOR-YEAR RECLASSIFICATIONS

Certain amounts in the 1995 consolidated financial statements have been reclassified to conform with the 1996 presentation.


3.  LONG-TERM DEBT

In October 1993, the Company completed a public offering ("the Offering") of $125,000 in aggregate principal amount of 9 1/2% Senior Subordinated Notes ("Notes") due October 1, 2003. The Offering was completed through an underwriter which is affiliated with the Company's principal shareholders. The Notes are general unsecured obligations of the Company and are due October 1, 2003. The Notes' interest is payable semiannually, and are redeemable at the option of the Company at any time after October 1, 1998. Redemption prices commence at 104-3/4% of the principal amount, declining annually to 100% of the principal amount in October 2000, plus accrued interest. The recorded balance of $124,341 at December 28, 1996, is presented net of $659 of unamortized bond issue discount that is being amortized over the period to maturity. The latest information available indicates the fair value of the Company's Notes was $118,750 at December 28, 1996. The fair value presented herein is not necessarily indicative of the amounts that the Company would realize in a current market exchange.

The Company had a credit agreement at December 30, 1995 which provided an unsecured revolving credit facility of $92,000 due January 15, 1998, and a Wachovia Bank of South Carolina credit facility, which provided an unsecured, uncommitted line of credit of $4,000. Effective March 19, 1996, the Company replaced the unsecured revolving credit facility with a new credit agreement. The new credit agreement provides for a revolving credit facility of up to $80,000 including a letter of credit facility of up to $5,000. The borrowings under the new credit agreement are secured by all inventories, all receivables, and certain intangibles. The new credit agreement matures on January 15, 1998.

Long-term debt as of December 30, 1995 and December 28, 1996 consists of:


                                               1995      1996
                                            --------  --------
Borrowings under credit agreements:
    Unsecured revolving credit facility     $ 30,000  $     --
    Secured revolving credit facility             --    19,408
    Unsecured Wachovia Bank of SC facility       853     4,000
Senior subordinated notes, net               124,245   124,341
                                            --------  --------
                                             155,098   147,749

Less current portion                            (853)   (4,000)
                                            --------  --------

     Long-term debt                         $154,245  $143,749
                                            ========  ========


The new credit agreement requires a commitment fee of 3/8 of 1% per annum on all unused amounts and as of December 28, 1996, the Company could have borrowed an additional $42,400 under the facility. Interest on the revolving credit facility is based on a floating prime rate or an eurodollar rate plus 1 1/2%. At December 28, 1996, the average interest rate on the revolving credit facility was 7.3%. The Wachovia Bank of South Carolina facility is unsecured, requires no commitment fee and may be terminated by the bank with 100 days notice. Interest on the Wachovia Bank of South Carolina facility accrues at an amount based on the daily Federal Funds rate, which was 7.3% at December 28, 1996.

The credit agreements and indenture contain various restrictive covenants and conditions requiring, among other things, minimum levels of net worth, certain interest coverage ratios, prohibitions against certain borrowings and advances, and a negative covenant limiting the Company's right to grant security interests or other liens on its assets. In addition, the credit agreements and the indenture pursuant to which the Notes were issued contain restrictions on the Company's ability to pay cash dividends or purchase its capital stock. Under the most restrictive covenant, as of December 28, 1996, the Company was not authorized to pay any cash dividends or purchase its capital stock. At December 28, 1996, the Company was in compliance with, or had received waivers for, all covenants under all credit agreements.

As part of the Company's workers' compensation insurance agreements in South Carolina, Alabama, Georgia and Virginia, the Company has obtained letters of credit for $750, $200, $250 and $50, respectively. The letters of credit expire on February 10, 1997, June 30, 1997, January 11, 1997 and April 10, 1997,
respectively. At December 28, 1996, the Company owed no amount under these letters of credit.

4.   INCOME TAXES

Components of income tax expense (benefit) for the years ended December 31, 1994, December 30, 1995 and December 28, 1996, consisted of the following:


                                FEDERAL   STATE    TOTAL
                                --------  ------  --------
1994:
   Current                      $    521  $    5  $    526
   Deferred                           81     182       263
                                --------  ------  --------
                                $    602  $  187  $    789
                                ========  ======  ========
1995:
   Current                      $     --  $   --  $     --
   Deferred                       (8,650)   (850)   (9,500)
                                --------  ------  --------
                                $ (8,650) $ (850) $ (9,500)
                                ========  ======  ========
1996:
   Current                      $     --  $   --  $     --
   Deferred                       (5,705)   (410)   (6,115)
                                --------  ------  --------
                                $ (5,705) $ (410) $ (6,115)
                                ========  ======  ========


Alternative minimum taxes that have been paid as of December 28, 1996 and are available indefinitely as carryforward credits for future federal income taxes aggregated approximately $5,270. Such carryforward credits have been considered in the determination of the net deferred income tax liability at December 28, 1996.

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent in 1994, 1995 and 1996 to income before income taxes and extraordinary item as a result of the following:

                                                           1994    1995      1996
                                                           ----  --------  --------
Computed "expected" tax expense (benefit)                  $734  $(8,650)  $(5,705)
Increase in income taxes resulting from:
    State income taxes, net of federal income tax benefit    71     (840)     (554)
    Other, net                                              (16)     (10)      144
                                                           ----  -------   -------
Total income tax expense (benefit)                         $789  $(9,500)  $(6,115)
                                                           ====  =======   =======


Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the net deferred income tax liability at December 30, 1995, and December 28, 1996 relate to the following:


                                                                     1995      1996
                                                                  -------  --------
Plant & equipment, principally due to difference in depreciation
    methods                                                       $19,082  $ 19,014
Benefit of net operating loss for tax purposes                     (4,135)  (10,531)
Alternative minimum tax credits                                    (5,287)   (5,270)
Accrued expenses not currently deductible and other, net           (6,308)   (6,352)
                                                                  -------  --------
Net deferred income tax liability (asset)                          $3,352  $ (3,139)
                                                                  =======  ========

5.  BENEFIT PLANS

Effective December 31, 1994, the Company curtailed future benefits and merged its two defined benefit plans, the Clinton Retirement Income Program (the "CRIP") and the Pension Plan of Chatham Manufacturing, Inc. into the CRIP, which covers substantially all of its associates who qualify as to age and service. In general, the pension benefits are based on either years of service and percentages of the average of the five highest years of compensation or total compensation earned through December 31, 1994. The Company's funding policy is to contribute the amounts recommended by its independent actuary, which are determined after considering the funding status of the Company's plans, ERISA guidelines and tax deductibility. The changes resulted in a curtailment gain of $6,939, which reduced cost of goods sold in the accompanying 1994 statement of operations. The curtailment of these plans did not reduce either plan assets or vested benefits of the participants.

Effective December 30, 1995, the Company provided an early retirement window to certain associates who were participants in the CRIP. In general, associates offered the window were provided their age 65 benefit plus a social security supplement until age 62, if applicable. The Company reported this $1,202 charge as part of its provision for restructuring in 1995.

The following table sets forth the funded status of the plans and amounts recognized in the accompanying consolidated balance sheets at December 31, 1994, December 30, 1995, and December 28, 1996:


                                                       1994       1995       1996
                                                    ---------  ---------  ---------
Actuarial present value of benefit obligations:
    Vested benefit obligation                       $  33,601  $  36,659  $  31,217
    Non-vested benefit obligation                         807        618      1,827
                                                    ---------  ---------  ---------
Total accumulated benefit obligation                $  34,408  $  37,277  $  33,044
                                                    =========  =========  =========

Projected benefit obligation                        $ (34,408) $ (37,277) $ (33,044)
Plan assets at fair value                              37,142     37,305     38,155
                                                    ---------  ---------  ---------
Plan assets more than projected benefit obligation      2,734         28      5,111
Unrecognized net (gain) loss from past experience
    different from that assumed and unrecognized
    effects of changes in assumptions                  (1,172)     1,847     (3,807)
Additional cost due to early retirement window             --     (1,202)        --
                                                    ---------  ---------  ---------
Prepaid pension cost                                $   1,562  $     673  $   1,304
                                                    =========  =========  =========

Net pension cost consists of the following components:
                                                          1994     1995     1996
                                                        --------  -------  -------
Service cost - benefits earned during the period        $  2,214  $    --  $    --
Interest cost on projected benefit obligation              3,193    2,828    2,650
Actual return on plan assets                              (3,384)  (3,788)  (6,318)
Additional expense due to early retirement window             --    1,202       --
Curtailment gain                                          (6,939)      --       --
Net amortization                                              --      645    3,037
                                                        --------  -------  -------
Net pension expense (income)                            $ (4,916)  $  887  $  (631)
                                                        ========  =======  =======



The assumptions used in determining the actuarial present value of benefit obligations and the net periodic pension costs are as follows:


                                                         1994  1995   1996
                                                         ----  ----  -----
       Expected long-term return on assets - both plans  9.0%  9.0%  9.0 %
       Weighted average discount rate                    8.5%  7.5%  7.75%


The plans' assets include marketable equity securities, guaranteed interest contracts, and corporate and government debt securities.

The Company had a contributory Profit Sharing and Retirement Savings Plan for the employees of Chatham. The Plan provided for contributions to the Plan by the Company as designated by the Board of Directors and voluntary contributions by the employees from 1% to 10% of their compensation. The expense was $178 for the period ended December 31, 1994. Effective January 1, 1995, this plan was amended and restated, converting it into The 401(k) Plan for Associates of CMI Industries, Inc., which covers substantially all of the Company's associates. Under the 401(k) Plan, the Company matches 50% of employee contributions, not to exceed 2% of pay, for all eligible and participating associates. The Company's matching contribution totaled $1,314 for 1995 and $1,105 for 1996.

The Company is substantially self-insured for employee health and workers' compensation benefits. Provision for claims under these self-insured programs is recorded based upon actuarially determined estimates of the aggregate liability for claims incurred. The Company has accrued $2,989 and $3,800 for payments under these plans at December 30, 1995 and December 28, 1996, respectively.

In connection with the acquisition of Chatham, the Company assumed obligations under a Supplemental Executive Retirement Plan ("SERP"), which is a non-qualified plan that provides certain current and former Chatham officers
defined pension benefits in excess of limits imposed by federal tax law.   At
December 30, 1995, and December 28, 1996, the accrued SERP liability was $3,310 and $3,359, respectively, which equals the projected benefit obligation plus deferred gains and is included in other liabilities in the accompanying balance sheets. The expense was $229, $287 and $291 for the periods ended December 31, 1994, December 30, 1995, and December 28, 1996, respectively. An irrevocable trust has been established to hold certain assets of the Company (life insurance contracts with a net cash value of $1,882 at December 28, 1996) as a reserve for the discharge of liabilities under the plan.

The 1989 CMI Industries, Inc. Non-Qualified Stock Option Plan provided for the grant of up to 35,000 shares of common stock for $25 per share. All of the options granted under this plan are fully vested. In 1992, Chatham's Board of Directors adopted the Chatham Manufacturing, Inc. 1992 Non-Qualified Stock Option Plan which provided for the grant of up to 140,000 shares of Chatham common stock. Options for 9,000 shares vest upon the attainment of levels of earnings as defined in the agreement or at the end of 10 years, whichever occurs first, while 60,000 shares vested immediately, 26,000 shares were vested in 1993, and 8,000 shares were vested in 1994. Options to purchase Chatham common stock were converted to options to purchase the Company's stock. In 1996, the Company granted the remaining 37,000 shares from the 1992 Plan and vested the recipients' interest in these shares immediately. In 1994, the Company adopted the 1994 CMI Industries, Inc. Stock Option Plan which provided for the grant of up to 50,000 shares of the Company's stock. Options for 2,000 shares were granted and vested immediately in 1994 pursuant to the 1994 Plan. In 1995, options for 30,000 shares were granted pursuant to the 1994 Plan, with vesting upon the attainment of certain earnings levels as defined in the agreement or at the end of ten years, whichever comes first. In 1996, the Company granted the remaining 18,000 shares from the 1994 Plan and vested the recipients' interest in these shares immediately. As of December 28, 1996, options to acquire 225,000 shares of the Company's common stock were outstanding. Exercise prices of the options range from $25 to $45 per share. Management has determined that no compensation expense should be recorded based on these options. Since the inception of these plans, no options have been exercised. The Company accounts for stock option plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined with FASB Statement No. 123, there would not have been a material impact on the Company's net loss.

6. RECEIVABLES, INVENTORIES, PROPERTY, PLANT AND EQUIPMENT, AND INTANGIBLE AND OTHER ASSETS

Receivables, inventories, property, plant and equipment, and intangible and other assets at December 30, 1995 and December 28, 1996 consist of the following:

                                                                    1995       1996
                                                                 ---------  ---------
Receivables:
    Trade                                                        $  50,965  $  49,074
    Other                                                            1,448        435
                                                                 ---------  ---------
                                                                    52,413     49,509
Less allowance for doubtful accounts                                (1,729)    (2,000)
                                                                 ---------  ---------
                                                                 $  50,684  $  47,509
                                                                 =========  =========
Inventories:
    Raw materials                                                   $9,872  $  10,484
    Work-in-progress                                                22,295     21,234
    Finished goods                                                  29,603     21,576
    Supplies                                                         5,281      4,849
                                                                 ---------  ---------
                                                                 $ $67,051  $  58,143
                                                                 =========  =========
Property, plant and equipment:
    Land and land improvements                                   $   3,813  $   3,521
    Buildings and leasehold improvements                            39,455     38,039
    Machinery and equipment                                        203,648    199,811
    Construction in progress                                         1,346      1,277
                                                                 ---------  ---------
                                                                   248,262    242,648
    Less accumulated depreciation and amortization                (122,488)  (130,103)
                                                                 ---------  ---------
                                                                 $ 125,774  $ 112,545
                                                                 =========  =========
Intangible and other assets:
    Debt issuance costs                                          $   3,314  $   2,872
    Cash value of life insurance, net of policy loans of $3,387
     at December 30, 1995 and $3,922 at December 28, 1996            1,968      1,991
    Prepaid pension cost                                               673      1,304
    Other                                                            2,098      2,199
                                                                 ---------  ---------
                                                                 $   8,053  $   8,366
                                                                 =========  =========


Inventories and Property, plant and equipment include assets held for sale at December 28, 1996 with an approximate net realizable value of $250.

7.   ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at December 30, 1995, and December 28, 1996 consist of the following:



                                                          1995     1996
                                                       -------  -------
        Accrued interest                               $ 3,648  $ 3,281
        Accrued compensation                               725      801
        Environmental cleanup accrual                      337      291
        Reserve for self insurance                       2,989    3,800
        Accrued restructuring charges                    3,748    1,292
        Other                                            3,742    3,624
                                                       -------  -------
           Total accrued expenses                      $15,189  $13,089
                                                       =======  =======

        Accrued SERP, deferred compensation and other  $ 7,219  $ 7,850
        Accrued severance liability                      3,962    2,890
        Environmental cleanup accrual                    3,083    3,083
                                                       -------  -------
           Total noncurrent other liabilities          $14,264  $13,823
                                                       =======  =======



8.  COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

The Company leases certain office facilities and equipment under various operating leases expiring at various dates through 2005. Future minimum lease payments under noncancelable operating leases are as follows at December 28, 1996:


                     1997                          $ 3,133
                     1998                            3,182
                     1999                            2,078
                     2000                            1,790
                     2001                            1,679
                     Thereafter                      1,822
                                                   -------

                     Total minimum lease payments  $13,684
                                                   =======



Rental expense was $1,717 for 1994, $1,621 for 1995, and $1,581 for 1996.  The
majority of these leases require the Company to pay taxes, maintenance, insurance, and certain other operating expenses applicable to the leased property.

Environmental site evaluations have been performed which concluded that some form of groundwater and soil remediation will be required by the Company. In the future, the Company may also construct facilities to control flyash disposal and runoff from a coal pile, and may perform asbestos abatement. The Company believes that sufficient amounts are accrued as of December 28, 1996 for the cost of these expenditures.

The Company is involved in various legal proceedings arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

As of December 28, 1996 the Company was committed to future capital expenditures of $756.

The Company purchases significant amounts of cotton, one of its primary raw materials, through commodity contracts. At December 28, 1996, all fixed contracts were at prices which approximated or were below current market prices. The Company's financial results are impacted by the variability of cotton and other raw material prices.

Under the stockholders agreement, all of the stockholders of the Company have certain registration rights with respect to their common stock. These rights include demand and "piggyback" registration rights. The Company is obligated to register shares of common stock under the demand registration rights if holders of more than two-thirds of the outstanding shares request registration. The registration rights extend until February 14, 2002 or terminate sooner upon (i) the merger or consolidation of the Company with an unaffiliated corporation in which the management investors and affiliates of Merrill Lynch Capital Partners, Inc. own less than 65% of the surviving or resulting corporation or (ii) the sale of substantially all the assets of the company to an unaffiliated person. The remaining provisions of the stockholders agreement would terminate under the foregoing circumstances or sooner in the event of (i) a public offering of common stock at the conclusion of which at least 30% of the outstanding shares shall have been sold to the public or (ii) the sale of 60% or more of the shares of common stock owned by either the management investors as a group or the Merrill Lynch Capital Partners, Inc. affiliates as a group (as fully diluted by shares to be issued upon exercise of options).

9.  RESTRUCTURING CHARGES AND ACCRUED SEVERANCE LIABILITY

In December 1995, the Company approved a plan to pursue restructuring initiatives in all divisions. These initiatives were completed by December 1996. In the Greige Fabrics Division, the Company closed one of its manufacturing facilities and is disposing of idle equipment and inventories.
In the Finished Fabrics Division, the Company consolidated certain operations and is disposing of idle equipment and inventories. The Company also downsized its corporate operations. The restructuring charges also consist of costs for the severance and retirement of approximately 700 associates, including the termination of consulting contracts, insurance, vacation, and related expenses. Related to this decision, the Company reported a $12,900 charge to earnings in 1995 and has reserved for the following items:


                                                                     December 30, 1995   December 28, 1996
                                                                     -----------------   -----------------
Restructuring items:
      CRIP early retirement window                                        $ 1,202             $1,202
      Termination of consulting contracts and
        other items                                                         1,345                497
      Severance and related benefit costs                                   2,501                795
                                                                           ------             ------
                                                                            5,048              2,494
Other nonrecurring asset write-offs related to the restructuring:
      Inventory write-offs                                                  2,915                657
      Property, plant and equipment write-offs                              4,937              2,092
                                                                          -------             ------
                                                                          $12,900             $5,243
                                                                          =======             ======


Included in the $12,900 of restructuring and related nonrecurring amounts at December 30, 1995, were approximately $5,048 of incremental cash expenditures. The Company expects to fund the early retirement amount from assets in the Company's defined benefit plan and the balance from operations or amounts available under the credit agreement. During 1996, the Company funded $2,554 of cash related restructuring items and disposed of $5,103 of assets related to the restructuring.

In August 1995, the former President and Chief Executive Officer retired from the Company. In connection with the retirement, the Company repurchased the common stock of the former officer at a cost of $3,320. The repurchase price is subject to future adjustment based on the occurrence of certain equity transactions. The executive severance costs reported in the Company's accompanying 1995 statement of operations of $4,782 includes retirement benefits, salary, life insurance, consulting fees and other items.

10.  SUBSEQUENT EVENT

Effective February 28, 1997, the Company and its lenders amended the new credit agreement to reduce the borrowing limit to $65 million, to remove the bank's security interest in certain inventories which the Company expects to be realigned into separate operating entities in 1997 and to extend the maturity of the new credit agreement by two years to January 2000. Additionally, the Company and its lenders modified certain financial covenants to remedy a previously waived covenant violation and to reflect the new duration of the agreement.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    3
Risk Factors..........................    8
The Company...........................   11
Use of Proceeds.......................   12
Capitalization........................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   23
Management............................   33
Certain Transactions..................   42
Ownership of the Company..............   43
Description of Bank Credit
  Facilities..........................   46
Description of the Notes..............   48
Plan of Distribution..................   69
Experts...............................   69
Index to Financial Statements.........  F-1

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                  $125,000,000

                              CMI INDUSTRIES, INC.

                                 9 1/2% SENIOR
                                  SUBORDINATED
                                 NOTES DUE 2003

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                                  MAY 14, 1997
------------------------------------------------------
------------------------------------------------------